

LINCOLNWAY ENERGY, LLC

2012 ANNUAL REPORT
TO
MEMBERS

This annual report is being provided to the members of Lincolnway Energy, LLC ("Lincolnway Energy") in connection with the annual meeting of the members that will be held at the Holiday Inn Ames Conference Center, 2609 University Blvd., Ames, Iowa on Monday, March 4, 2013, commencing at 6:30 p.m. This annual report is not incorporated into the proxy statement and is not proxy soliciting material.

CAUTIONARY STATEMENT ON FORWARD LOOKING STATEMENTS AND INDUSTRY AND MARKET DATA

Various discussions and statements in this annual report are or contain forward looking statements that express Lincolnway Energy's current beliefs, forecasts, projections and predictions about future events. All statements other than statements of historical fact are forward looking statements, and include statements with respect to financial results and condition; anticipated trends in business, revenues, net income, net profits or net losses; projections concerning operations, capital needs and cash flow; investment, business, growth, expansion, acquisition and divestiture opportunities and strategies; management's plans or intentions for the future; competitive position or circumstances; and other forecasts, projections, predictions and statements of expectation. Words such as "expects," "anticipates," "estimates," "plans," "may," "will," "contemplates," "forecasts," "strategy," "future," "potential," "predicts," "projects," "prospects," "possible," "continue," "hopes," "intends," "believes," "seeks," "should," "could," "thinks," "objectives" and other similar expressions or variations of those words or those types of words help identify forward looking statements.

Forward looking statements involve and are subject to various material risks, uncertainties and assumptions. Forward looking statements are necessarily subjective and are made based on numerous and varied estimates, projections, views, beliefs, strategies and assumptions made or existing at the time of such statements and are not guarantees of future results or performance. Forecasts and projections are also in all events likely to be inaccurate, at least to some degree, and especially over long periods of time. Forecasts and projections are also currently difficult to make with any degree of reliability or certainty given the difficult and uncertain political, financial, market, economic and other circumstances and uncertainties in existence at the time of the preparation of this annual report, both generally and with respect to the ethanol industry, and both in the United States and internationally. Lincolnway Energy disclaims any obligation to update or revise any forward looking statements based on the occurrence of future events, the receipt of new information, or otherwise. ***Lincolnway Energy cannot guarantee Lincolnway Energy's future results, performance or business conditions, and strong or undue reliance must not be placed on any forward looking statements.***

Actual future performance, outcomes and results may differ materially from those suggested by or expressed in forward looking statements as a result of numerous and varied factors, risks and uncertainties, some that are known and some that are not, and many of which are beyond the control of Lincolnway Energy and Lincolnway Energy's management. It is not possible to predict or identify all of those factors, risks and uncertainties, but they include inaccurate assumptions or predictions by management, the accuracy and completeness of the information upon which part of Lincolnway Energy's business strategy is based and all of the various factors, risks and uncertainties discussed in this annual report, and in Lincolnway Energy's Annual Report on Form 10-K for the fiscal year ended September 30, 2012, and in particular in Items 1, 1A, 7 and 7A of that Form 10-K.

Lincolnway Energy may have obtained industry, market, competitive position and other data used in this annual report or in Lincolnway Energy's general business plan from Lincolnway Energy's own research or internal surveys, studies conducted by other persons and/or trade or industry associations or general publications and other publicly available information. Lincolnway Energy attempts to utilize third party sources of information that Lincolnway Energy believes to be materially complete, accurate, balanced and reliable, but there is no assurance of the accuracy, completeness or reliability of any third party information. For example, a trade or industry association for the ethanol industry may present information in a manner that is more favorable to the ethanol industry than would be presented by an independent source. Industry publications and surveys and other publicly available information also generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of any information.

DESCRIPTION OF BUSINESS

General Overview

Lincolnway Energy, LLC is an Iowa limited liability company that operates a dry mill, coal fired ethanol plant located in Nevada, Iowa. Lincolnway Energy has been processing corn into fuel grade ethanol and distiller's grains at the ethanol plant since May 2006.

The ethanol plant has a nameplate production capacity of 50,000,000 gallons of ethanol per year, which, at that capacity, would also generate approximately 136,000 tons of distiller's grains per year. Lincolnway Energy anticipates, however, being able to operate the plant at anywhere from 9% to 19% above the nameplate production capacity. Lincolnway Energy produced approximately 11% over nameplate for the fiscal year ended September 30, 2012.

Lincolnway Energy extracts corn oil from the syrup which is generated in the production of ethanol. Lincolnway Energy estimates that it will produce approximately 4,700 tons of corn oil per year at the plant.

EPCO Carbon Dioxide Products, Inc. has a plant on Lincolnway Energy's site that collects the carbon dioxide that is produced as part of the ethanol production process and converts that raw carbon dioxide into liquid carbon dioxide. EPCO also markets and sells the liquid carbon dioxide. Lincolnway Energy estimates that it will produce approximately 88,000 tons of carbon dioxide per year.

Lincolnway Energy does not anticipate that sales of corn oil and carbon dioxide will be material sources of revenue for Lincolnway Energy, but Lincolnway Energy was able to implement the processes to collect corn oil and carbon dioxide on an economical basis and Lincolnway Energy does not have significant operating or other costs related to those processes.

DuPont Danisco Cellulosic Ethanol, LLC ("DDCE") purchased approximately 59.05 acres of real estate from Lincolnway Energy in October, 2011. The real estate is located to the southwest of the real estate on which Lincolnway Energy's ethanol plant is located. DDCE intends to build a cellulosic or advanced biofuels plant on the real estate.

Lincolnway Energy and DDCE also entered into a Load Out Services Agreement. The Load Out Services Agreement provides, in general, that DDCE will construct an aboveground pipeline from DDCE's plant to a holding tank on Lincolnway Energy's property, and that Lincolnway Energy will load out DDCE's product at Lincolnway Energy's rail or truck facilities. The Load Out Services Agreement sets forth the various fees and other amounts that DDCE will pay to Lincolnway Energy for those services, as well as allocating various costs and expenses between Lincolnway Energy and DDCE. The Load Out Services Agreement provides that if it is terminated, then Lincolnway Energy will grant DDCE an easement for the purpose of DDCE constructing its own rail tracks, and that Lincolnway Energy and DDCE will also at that time enter into a track usage agreement that will address how Lincolnway Energy and DDCE will jointly use certain tracks of Lincolnway Energy and other related matters.

Lincolnway Energy does not anticipate that the revenues under the Load Out Services Agreement will be a material source of revenue for Lincolnway Energy, but Lincolnway Energy believes that it will be able to provide the services required under the Load Out Services Agreement without materially increasing its operating or other costs.

Financial Information

Financial statements for Lincolnway Energy are included at the end of this annual report. The financial statements include information regarding Lincolnway Energy's revenues, profits or losses and total assets. This annual report includes summary selected financial data.

Lincolnway Energy did not derive any revenue during the fiscal year ended September 30, 2012 from any customers located in any foreign country, and Lincolnway Energy did not have any assets located in a foreign country during that fiscal year.

Principal Products and Their Markets

Lincolnway Energy's principal products are fuel grade ethanol and distiller's grains.

Ethanol

Lincolnway Energy produces fuel grade ethanol from corn. The ethanol can be used as a blend component/fuel additive in gasoline. Ethanol increases the octane rating of gasoline and reduces vehicle emissions, primarily carbon monoxide. Although one of the most important federal support programs for ethanol expired on December 31, 2011, the use of ethanol is still supported by some governmental incentives and programs. The loss of one or more of those remaining incentives or programs could be highly detrimental to the ethanol industry.

All of Lincolnway Energy's ethanol production during the fiscal year ended September 30, 2012 was sold to Green Plains Trade Group LLC. Under the agreement, Green Plains Trade Group LLC had the exclusive right to market all of the ethanol which is produced by Lincolnway Energy, except that Lincolnway Energy could market some of its ethanol in certain limited circumstances. Lincolnway Energy could reject any purchase orders submitted by Green Plains Trade Group LLC, in Lincolnway Energy's sole discretion. The purchase price payable to Lincolnway Energy under the agreement was Green Plains Trade Group LLC's contract selling price for the ethanol in question, less various costs and a fee to Green Plains Trade Group LLC, but the agreement included a minimum purchase price.

On November 29, 2012, Lincolnway Energy and Green Plains Trade Group LLC mutually agreed to terminate the ethanol marketing agreement effective December 31, 2012. The termination was requested by Lincolnway Energy because the managers of Lincolnway Energy determined that it was in the best interests of Lincolnway Energy to retain a different ethanol marketer.

Lincolnway Energy entered into an Ethanol Marketing Agreement with Eco-Energy LLC effective as of January 1, 2013. Under the Agreement, Eco-Energy has the exclusive right to purchase all of the ethanol that is produced by Lincolnway Energy. Eco-Energy is required to use commercially reasonable and diligent efforts to market all of Lincolnway Energy's output of ethanol and to obtain the best price for the ethanol. Lincolnway Energy may reject any purchase order submitted by Eco-Energy, in Lincolnway Energy's sole discretion. The purchase price payable to Lincolnway Energy under the Agreement is the purchase price set forth in the applicable purchase order, less a marketing fee payable to Eco-Energy. The Agreement has a two year term, and will be renewed for successive renewal terms of two years each unless either Lincolnway Energy or Eco-Energy give the other written notice at least 90 days prior to the end of the then current two year term. The Agreement may also be terminated in any of the other circumstances specified in the Agreement, such as for an uncured breach or in the event of a force majeure event that continues for the time period set forth in the Agreement.

Lincolnway Energy is dependent upon its agreement with Eco-Energy LLC for the marketing and sale of Lincolnway Energy's ethanol, and Lincolnway Energy's loss of the agreement, or Lincolnway Energy's inability to negotiate a new agreement with Eco-Energy LLC or another marketer before the expiration or termination of the agreement, could have material adverse effects on Lincolnway Energy.

The primary purchasers of ethanol are refiners, blenders or wholesale marketers of gasoline. Lincolnway Energy anticipates that its ethanol production will be sold in various regional markets given the availability of rail service at Lincolnway Energy's ethanol plant and local markets that will be shipped by truck, but Eco-Energy LLC controls the marketing of all of Lincolnway Energy's ethanol output.

Lincolnway Energy's primary means of shipping and distributing ethanol will be by rail and truck.

The nameplate production capacity of Lincolnway Energy's ethanol plant is 50,000,000 gallons of ethanol per year, or approximately 4,167,000 gallons per month. The ethanol plant exceeded the nameplate production capacity for the fiscal year ended September 30, 2012, however, by approximately 11%, with 55,712,726 gallons of ethanol produced during that period, and with an average daily production of 166,680 gallons. This is a 2.4% decrease from the prior fiscal year.

Lincolnway Energy anticipates that the ethanol plant will produce ethanol at a similar rate or higher during the fiscal year ending September 30, 2013.

Lincolnway Energy's revenues from the sale of ethanol during the fiscal years ended September 30, 2010, September 30, 2011 and September 30, 2012 accounted for approximately 83%, 80% and 75% respectively, of Lincolnway Energy's total revenues during those periods. Lincolnway Energy estimates that its revenues from the sale of ethanol for the fiscal year ending September 30, 2013 will account for approximately 72% of Lincolnway Energy's total revenues for that fiscal year.

Distiller's Grains

Lincolnway Energy's other primary product is distiller's grains, which is a byproduct of the ethanol production process. Distiller's grains are the solids that are left after the processing and fermentation of corn into ethanol. Distiller's grains are a high protein feed supplement that are marketed primarily in the swine, dairy and beef industries. Distiller's grains can also be used in poultry and other livestock feed.

A dry mill ethanol process such as that utilized by Lincolnway Energy can produce wet distiller's grains and dried distiller's grains. Wet distiller's grain contains approximately 60% moisture, and has a shelf life of approximately ten days. Wet distiller's grains can therefore only be sold to users located within relatively close proximity to the ethanol plant. Dried distiller's grain is wet distiller's grain that has been dried to 10% to 12% moisture. Dried distiller's grain has an extended shelf life and may be sold and shipped to any market.

Lincolnway Energy's output of distiller's grains is sold to Hawkeye Gold, LLC under a Distiller's Grains Marketing Agreement. Prior to August 1, 2012, Lincolnway Energy paid Hawkeye Gold, LLC a marketing fee for dried distiller's grains and wet distiller's grains equal to the greater of a set percentage of the FOB plant price or a fixed dollar amount per ton for the dried distiller's grains or wet distiller's grains in question. The agreement was amended on August 1, 2012 to change the fees payable to Hawkeye Gold, LLC. Since that amendment, the fee for dried distiller's grains is a set percentage of the FOB plant price, but with both a specified maximum and minimum per short ton price. The fee for wet distiller's grains is also a set percentage of the FOB plant price, but with a specified maximum per short ton price. The Distiller's Grains Marketing Agreement can be terminated by Lincolnway Energy or Hawkeye Gold, LLC on 90 days written notice. Lincolnway Energy is dependent upon its agreement with Hawkeye Gold, LLC for the marketing and sale of Lincolnway Energy's distiller's grains, and Lincolnway Energy's loss of the agreement, or Lincolnway Energy's inability to negotiate a new agreement with Hawkeye Gold or another marketer before the expiration or termination of the agreement, could have material adverse effects on Lincolnway Energy.

The primary purchasers of distiller's grains are individuals or companies involved in dairy, beef or other livestock production. Lincolnway Energy anticipates that approximately 7% of its distiller's grains will be locally marketed to nearby livestock producers, but Hawkeye Gold, LLC controls the marketing of all of Lincolnway Energy's distiller's grains.

Lincolnway Energy's primary means of shipping and distributing distiller's grain will be by rail and truck. Local livestock producers are also able to pick up distiller's grains directly from the ethanol plant.

Lincolnway Energy produced 147,425 tons of distiller's grains during the fiscal year ended September 30, 2012, or approximately 12,797 tons of distiller's grains per month. The composition of the distiller's grains was approximately 4% wet distiller's grains and 96% dried distiller's grains. Dried distillers production increased approximately 3% from the prior fiscal year.

Lincolnway Energy anticipates processing approximately 156,000 tons of distiller's grains during the fiscal year ending September 30, 2013.

Lincolnway Energy's revenues from the sale of distiller's grains during the fiscal years ended September 30, 2010, September 30, 2011 and September 30, 2012 accounted for approximately 17%, 18% and 23% respectively, of Lincolnway Energy's total revenues during those periods. Lincolnway Energy estimates that its revenues from the sale of distiller's grains for the fiscal year ending September 30, 2013 will account for approximately 26% of Lincolnway Energy's total revenues for that fiscal year.

Other Byproducts

There are other byproducts from the production of ethanol at a dry mill plant, primarily corn oil and carbon dioxide.

Corn Oil

Lincolnway Energy has a corn oil extraction system that extracts corn oil from the syrup that is generated in the production of ethanol. Lincolnway Energy has an agreement with FEC Solutions, L.L.C. under which FEC Solutions, L.L.C. purchases all of Lincolnway Energy's output of corn oil for resale by FEC Solutions, L.L.C. Lincolnway Energy pays FEC Solutions, L.L.C. a marketing and technical assistance fee of a set percentage of the FOB sales price of the corn oil. The agreement renews for successive 36 month terms (on October 13 of the applicable year) unless Lincolnway Energy or FEC Solutions, L.L.C. elect to terminate the agreement at the end of the then current 36 month term. The current 36 month term expires on October 13, 2014.

Lincolnway Energy's primary means of shipping and distributing corn oil will be by truck.

Lincolnway Energy anticipates that FEC Solutions, L.L.C. will sell the corn oil in the biodiesel, livestock feed and industrial industries, but FEC Solutions, L.L.C. controls the marketing of all of Lincolnway Energy's output of corn oil.

Lincolnway Energy estimates that it will produce and sell approximately 4,700 tons of corn oil per year at the plant. Lincolnway Energy does not, however, anticipate that corn oil will be a material product of Lincolnway Energy. Lincolnway Energy's corn oil sales were approximately $1,500,000, $3,400,000 and $3,800,000 respectively, for the fiscal years ended September 30, 2010, September 30, 2011, and September 30, 2012, which represented less than 2% of Lincolnway Energy's total revenues for those respective fiscal years. Lincolnway Energy's oil sales increased approximately 127% during the fiscal year ended September 30, 2011 when compared to the prior fiscal year. The increase was primarily due to an additive that was added to the process to improve the oil yield.

Carbon Dioxide

Lincolnway Energy has a Carbon Dioxide Purchase and Sale Agreement and a related Non-Exclusive CO2 Facility Site Lease Agreement with EPCO Carbon Dioxide Products, Inc. Under those agreements, EPCO constructed a plant on Lincolnway Energy's site to collect the carbon dioxide which is produced as part of the ethanol production process and to convert that raw carbon dioxide into liquid carbon dioxide. The EPCO plant became fully operational in August of 2010.

EPCO also markets and sells the liquid carbon dioxide gas under those agreements. The purchase price payable by EPCO for the raw carbon dioxide provided by Lincolnway Energy is based upon EPCO's shipped tons of liquid carbon dioxide. The agreement also includes a "take or pay" term which requires EPCO to purchase, during each contract year, the greater of 180 shipped tons per day or 70% of the annual liquid carbon dioxide production capacity of the EPCO plant at full capacity. The annual liquid carbon dioxide production capacity of the EPCO plant will be determined based upon the capacity run procedures as set out in the agreement. The take or pay obligation is trued up at the end of each contract year, and the purchase price for any "take or pay" tons will be the average per shipped ton purchase price paid by EPCO during the contract year. The term of the marketing agreement with EPCO is ten years from the date on which liquid carbon dioxide was first produced at the EPCO plant, which was during August, 2010, unless the agreement is earlier terminated for any of the other reasons set out in the agreement. EPCO is required to remove the plant and related equipment following any termination of the agreement.

EPCO is responsible for the shipment of all liquid carbon dioxide, which Lincolnway Energy contemplates, will be by truck.

Lincolnway Energy estimates it will sell approximately 87,000 tons of carbon dioxide per year to EPCO. Lincolnway Energy does not, however, anticipate that revenues from the sale of carbon dioxide to EPCO will be a material product of Lincolnway Energy, given that Lincolnway Energy estimates that those revenues will constitute less than 1% of Lincolnway Energy's total revenues during any fiscal year.

Sources and Availability of Raw Materials

Corn and coal are the primary raw materials that are utilized by Lincolnway Energy in the production of ethanol. Corn is used to produce the ethanol, and coal is Lincolnway Energy's primary energy source for its ethanol plant.

Corn

Lincolnway Energy estimates that it will utilize approximately 21,000,000 bushels of corn per year at its ethanol plant, or approximately 1,750,000 bushels per month, assuming production at a capacity of approximately 59,000,000 gallons of ethanol per year.

Lincolnway Energy's ethanol plant is located in Nevada, Iowa. which is located in Story County. Although Lincolnway Energy anticipates purchasing corn from various sources and areas, Lincolnway Energy believes that Story County will produce a sufficient supply of corn, assuming normal growing conditions, to generate the necessary annual requirements of corn for the ethanol plant. There is not, however, any assurance that Lincolnway Energy will be able to purchase sufficient corn supplies from Story County or regarding the supply or availability of corn given the numerous factors which affect the supply and price for corn.

Lincolnway Energy had an agreement with Heart of Iowa Cooperative, dba Key Cooperative, until January 11, 2013, pursuant to which Lincolnway Energy could obtain up to 50% of its corn needs from Key Cooperative's facility located adjacent to Lincolnway Energy's ethanol plant, with the remaining 50% to be obtained from other Key Cooperative facilities or other licensed grain dealers. The 50% limitation for Key Cooperative's Nevada, Iowa location was imposed by the Iowa Department of Natural Resources as part of the air permitting process. Key Cooperative is a licensed grain dealer and has locations throughout central Iowa. Key Cooperative is also a member of Lincolnway Energy.

Lincolnway Energy terminated the agreement with Key Cooperative effective as of January 11, 2013. Lincolnway Energy is required under the terms of the agreement to pay Key Cooperative a termination fee of $1,700,000. Payments of $425,000 will be made annually over a four year period, with interest at the prime rate on the date of termination. The first payment was made in January 2013.

Lincolnway Energy anticipates originating its corn needs in house, and that it will procure its corn needs going forward from various sources, including possibly Key Cooperative. Lincolnway Energy may also determine at some point to enter into another grain procurement contract.

Lincolnway Energy purchased 19,396,505 bushels of corn for $128,490,494 from Key Cooperative during the fiscal year ended September 30, 2012, and, respectively, 20,029,808 and 19,884,281 bushels of corn for $127,764,206 and $71,804,446 during the fiscal years ended September 30, 2011 and September 30, 2010.

Corn is delivered to Lincolnway Energy's ethanol plant by truck.

Lincolnway Energy has corn storage capabilities for approximately 10 days of continuous ethanol production.

Coal

Lincolnway Energy's ethanol plant is a coal fired plant. Lincolnway Energy's ethanol plant will utilize approximately 300 tons of coal per day, assuming production at a capacity of 59,000,000 gallons of ethanol per year.

Lincolnway Energy purchased approximately 99,000 tons of coal for $7.2 million during the fiscal year ended September 30, 2012, and, respectively, 102,000 and 99,000 tons of coal for $7.0 million and $6.0 million during the fiscal years ended September 30, 2011 and September 30, 2010.

Lincolnway Energy currently obtains all of its coal pursuant to an agreement between Lincolnway Energy and Williams Bulk Transfer. The agreement that was in effect during the fiscal year ended September 30, 2012 allowed Lincolnway Energy to purchase up to 220,000 tons of coal per year at a per ton price equal to the sum of the coal price and the transportation price, as those terms were defined in the agreement. The coal price and the transportation price were subject to adjustment in various circumstances and based on various factors. For example, the transportation price was subject to quarterly adjustment, upward or downward (but never below the initial transportation price stated in the agreement), by 100% of the quarterly percentage change in the All Inclusive Index—Less Fuel, and to a monthly adjustment, upward but not downward, through the addition of a fuel surcharge determined by the amount by which the average Retail On-Highway Diesel Fuel Price of the U.S. exceeds a specified amount per gallon. The transportation price was also increased on the scheduled adjustment dates set out in the agreement. The coal price adjustments were based upon, in general, any increased costs as a result of any changes in laws, changes in inflation as determined by designated indices, and the quality of the coal. Lincolnway Energy was required to pay a penalty of $16.00 per ton multiplied by the difference of the minimum requirement and actual quantity purchased, if Lincolnway Energy failed to purchase a minimum of 80,000 tons of coal in any calendar year. The $16.00 per ton penalty amount was subject to adjustment as provided in the agreement. Lincolnway Energy's agreement with Williams Bulk Transfer expired by its terms on January 1, 2013.

Lincolnway Energy entered into a new Coal Supply Agreement with Williams Bulk Transfer, Inc. effective as of January 1, 2013. The Agreement is similar to the prior agreement between Lincolnway Energy and Williams Bulk Transfer, with two primary differences. The first difference is that the Agreement allows Lincolnway Energy to purchase up to 105,000 tons of coal during the calendar year 2013, and up to 80,000 tons of coal during the calendar year 2014. Under the prior agreement, Lincolnway could purchase up to 220,000 tons of coal per year. The purchase price under the Agreement is the sum of the coal price and the transportation price, as those terms are defined in the Agreement, and the coal price and the transportation price are subject to adjustment in various circumstances and based on various factors. The adjustments include, for example, a fuel surcharge, a weighted adjustment based upon various inflation indices and adjustments for BTU and sulphur dioxide content. The same approach was taken under the prior agreement, but the other primary difference under the Agreement is that the Agreement starts from a different base coal price and utilizes different indices, weighting and percentage adjustments than the prior agreement. Lincolnway Energy will be required to pay a penalty in the amount specified in the Agreement in the event Lincolnway Energy fails to purchase at least 28,000 tons of coal in the calendar year 2013 and in the calendar year 2014. The penalty is a per-ton fee at a specified percentage of the then current cost per ton of coal as otherwise determined under the Agreement.
The prior agreement used a fixed per ton price for determining the penalty, but that price was subject to adjustment, and the minimum purchase amount under the prior agreement was 80,000 tons of coal. The Agreement will expire by its terms on December 31, 2014.

Lincolnway Energy is dependent upon its agreement with Williams Bulk Transfer for the supply of all of Lincolnway Energy's coal needs. Lincolnway Energy's loss of its contract with Williams Bulk Transfer, or Lincolnway Energy's inability to negotiate a new contract with Williams Bulk Transfer or another supplier on favorable terms before the expiration or termination of the agreement, would have material adverse effects on Lincolnway Energy.

All of the coal utilized by Lincolnway Energy is delivered by truck. Lincolnway Energy has coal storage for approximately 6 days of continuous ethanol production.

Other Raw Materials

Lincolnway Energy's ethanol plant also requires a significant amount of electricity and water supply. Lincolnway Energy's electricity needs are currently met by Alliant Energy. Lincolnway Energy pays the general service rates for its electricity. Lincolnway Energy utilizes approximately two gallons of water to produce a gallon of ethanol, which results in the use of approximately 325,000 gallons of water per day. Lincolnway Energy discharges 275,000 gallons of water per day that has been purified by a reverse osmosis system. Lincolnway Energy's water needs are currently met by the City of Nevada.

Rail Access

Rail access is critical to the operation of Lincolnway Energy's ethanol plant because rail is used for the shipment and distribution of ethanol and distiller's grains. Lincolnway Energy utilizes rail track owned by Lincolnway Energy and tracks owned by the Union Pacific. Lincolnway Energy has agreements with the Union Pacific regarding the use of its railroad tracks.

Lincolnway Energy constructed additional rail spur during 2011. The additional rail spur project cost approximately $3.4 million and was completed in December 2011.

Expansion Plans

Lincolnway Energy currently has no definite plans to expand its ethanol plant or to construct or acquire any additional ethanol plants. Lincolnway Energy will, however, consider those matters as part of its ongoing operations and analysis of its business and the ethanol industry in general.

Technology Changes

Lincolnway Energy continues to monitor and evaluate any opportunities that may arise with respect to possible technological improvements and alternative energy sources for Lincolnway Energy's ethanol plant. Lincolnway Energy is continuing to consider switching the fuel source for its plant from coal to biomass or natural gas. Lincolnway Energy also continues to monitor technological developments in the industry, such as those purported to increase operating or production efficiencies or to generate energy or other savings in ethanol or distillers' grains production.

Research and Development Activities

Lincolnway Energy is not currently engaged in any significant research or development activities.

Competition

The ethanol industry and markets remain highly competitive even though new construction and expansion of ethanol plants in the United States slowed significantly during the last three to four years due to overall generally unfavorable credit and market conditions. As of January 2012, there were approximately 209 ethanol plants located in 29 different states in the U.S. with an ethanol production capacity of approximately 14.9 billion gallons per year. The annualized production of ethanol in the United States during 2011 was approximately 13.9 billion gallons. According to the Iowa Renewable Fuels Association, as of November 2012, Iowa had 41 ethanol plants in production, with a production capacity of approximately 3.7 billion gallons per year and utilizing over 1 billion bushels of corn. Iowa is one of the top five ethanol producing states in the United States. The United States is currently the world's top producer, consumer and exporter of fuel ethanol. World production was approximately 28.9 billion gallons in 2011, as compared to approximately 23 billion gallons in 2010, approximately 19.5 billion gallons in 2009 and approximately 17.3 billion gallons in 2008, and representing over a 400% growth since 2000. Over 40 countries are now producing ethanol, including Brazil, Canada, China, India, Thailand, Columbia, Australia, Turkey, Pakistan, Argentina and various other countries in the European Union and Central America. Many of those countries have also enacted renewable fuel use requirements. Unless otherwise noted, the statistics cited in this paragraph were according to the Renewable Fuels Association.

The general economic and ethanol industry circumstances have, however, been difficult and adverse over much of the past two to four years, with various ethanol plants having been closed or having reduced production. Many plants did, however, return to some level of profitability in the second half of 2009 and into the start of 2010 and again in the last half of 2011. The industry has, however, continued to be somewhat volatile.

The drought during 2012 also affected corn supplies and corn prices, and caused some plants to temporarily cease production.

Given that the Energy Independence and Security Act of 2007 increased the renewable fuels standard to 36 billion gallons of annual renewable fuel use by 2022 (up from the prior mandate of 7.5 billion gallons of annual use by 2012), it is likely that there will be some growth in the ethanol industry, both domestically and internationally, over the longer term; although most of that growth may be in cellulosic and advanced biofuels.

Lincolnway Energy's competitors in the U.S. include regional farmer-owned entities, and also the major oil companies and other large companies.

The competition in the ethanol industry has increased during the past four years, with sustained periods of declining ethanol prices, excess supplies of ethanol and higher and volatile corn prices, including during the 2012 drought.

The ethanol industry will also continue to face increasing competition from international suppliers of ethanol. International suppliers produce ethanol primarily from inputs other than corn, such as sugar cane, and have cost structures that may be substantially lower than Lincolnway Energy's and other U.S. based ethanol producers. The $.54 per gallon tariff on most foreign produced ethanol expired on December 31, 2011. Foreign suppliers of ethanol may significantly increase their imports to the United States.

Smaller competitors also pose a threat. Farmer-owned cooperatives and independent companies consisting of groups of individual farmers and investors have been able to compete successfully in the ethanol industry; although Lincolnway Energy believes that smaller ethanol plants may have increasing difficulty in competing with larger plants over the longer term and if the volatile market conditions of the last few years continue. These smaller competitors operate smaller facilities which do not affect the local price of corn grown in the proximity to the facility as much as larger facilities do, and some of the smaller competitors are farmer-owned and the farmer-owners either commit, or are incented by their ownership in the facility, to sell corn to the facility.

The continuing increase in domestic or foreign competition could cause Lincolnway Energy to have to reduce its prices and take other steps to compete effectively, which could adversely affect Lincolnway Energy's results of operations and financial position.

Many competitors will have greater production capacity, greater experience, more access to information and/or greater capital or other financial resources, any of which will make it difficult for Lincolnway Energy to compete with those competitors. For example, greater ethanol production may allow a competitor to market its ethanol or distiller's grains at lower prices than Lincolnway Energy. Lincolnway Energy believes there may be acquisitions and consolidations in the ethanol industry in 2013, and if those acquisitions and consolidations occur, they could lead to additional competitors with greater advantages over Lincolnway Energy. A competitor may also offer other products or services that are not offered by Lincolnway Energy, which may give the competitor an additional advantage over Lincolnway Energy.

An ethanol plant utilizing corn to produce ethanol may also experience competition in the form of other plants which produce ethanol from other products. For example, ethanol can be produced from corn stover, corn fiber, wheat straw, barley straw, switchgrass, miscanthus, trees, grasses, woodwastes, vegetative wastes and other wastes. Lincolnway Energy's ethanol plant is designed to produce ethanol only from corn.

The Energy Independence and Security Act of 2007 requires that 21 billion gallons of the new 36 billion gallon renewable fuels standard must come from advanced biofuels, with 16 billion gallons of that amount required to come from cellulosic ethanol by 2022. Research is therefore continuing regarding cellulosic ethanol, and various companies are in various stages of developing and constructing some of the first generation cellulosic plants. Some of the cellulosic ethanol plants are working with the U.S. Department of Energy, and have received grant funds. Some of those plants could be characterized as "test" or "pilot" plants, but others are at larger productions levels. Although those plants have faced some financial and technological issues, Lincolnway Energy anticipates that cellulosic technologies and plants will be developed in the near future which will make the production of ethanol from these types of sources economical. As discussed elsewhere in this annual report, DuPont Danisco Cellulosic Ethanol, LLC has purchased approximately 59 acres of real estate from Lincolnway Energy for the purpose of constructing a cellulosic or advanced biofuels plant on the real estate. Lincolnway Energy's plant is not designed to produce ethanol from cellulosic stocks, and Lincolnway Energy does not contemplate converting its plant to produce ethanol from cellulosic stocks.

It is also possible that one or more of the other sources for producing ethanol may have greater advantages than corn, which would adversely affect an ethanol plant that produces ethanol solely from corn. For example, a plant using one of those sources may be able to produce ethanol on a more economical basis or on a more efficient or greater scale.

The increased production of ethanol from other sources could also adversely affect the price for ethanol generally.

Some competitors operate their ethanol plant and produce ethanol using different sources of energy than coal, or using various other sources of energy. The other sources of energy include natural gas and various forms of waste type products, such as woodwaste, tires, construction waste and other waste products. Those competitors may have lower production and input costs and/or higher operating efficiencies than Lincolnway Energy, which would allow them to produce and market their ethanol at lower prices than Lincolnway Energy.

Competition from newly developed fuel additives would also reduce the use of ethanol and Lincolnway Energy's profitability. Although it is difficult to predict if any new fuel additives will be developed, it likely will occur at some point, and it could be in the near future.

Research is also continually being conducted for alternatives to petroleum based fuel products and for additional renewable fuel products. For example, research is ongoing regarding the use of hydrogen, electric or solar powered vehicles and fuel cells. A breakthrough or discovery in any research could conceivably occur at any time, and could have the effect of greatly reducing the use of ethanol or of even making the use of ethanol obsolete at some point. There will be increased incentives to develop alternatives to petroleum based fuel products given the higher gasoline prices that began in 2008 and the continuing security and other concerns with the Middle East and certain other major oil producing nations.

Ethanol is a commodity and is priced on a very competitive basis. Lincolnway Energy believes that its ability to compete successfully in the ethanol industry will depend upon its ability to price its ethanol competitively, which in turn will depend on many factors, many of which are beyond the control of Lincolnway Energy and its management. As indicated above, one of those factors is that Lincolnway Energy is subject to material and substantial competition, including from competitors who will be able to produce or market significantly higher volumes of ethanol and at lower prices.

Lincolnway Energy believes that the principal competitive factors with respect to distiller's grains are price, proximity to purchasers and product quality.

Government Oversight and Regulation

Lincolnway Energy's business is subject to substantial governmental oversight and regulation, including relating to the discharge of materials into the air, water and soil; the generation, storage, handling, use, transportation and disposal of hazardous materials; and the health and safety of Lincolnway Energy's employees.

Lincolnway Energy needs to maintain various permits to be able to maintain and continue its operations. The permits include water and air permits from the Iowa Department of Natural Resources.

Lincolnway Energy obtained a new air quality permit on July 8, 2011 from the Iowa Department of Natural Resources under the 250 ton rules. The new permit has more testing mandates, and Lincolnway Energy will be subject to higher ongoing compliance and operating costs to show compliance under the new air quality permit. The permit was obtained as part of the process of settling allegations of the Iowa Environmental Protection Commission regarding emissions limit exceedences and to otherwise comply with air emissions requirements.

The principal risks associated with the substantial governmental oversight and regulation of Lincolnway Energy and its business are discussed in Item 1A of Lincolnway Energy's Annual Report on Form 10-K for the fiscal year ended September 30, 2012, under "Lincolnway Energy's Operations Are Subject To Substantial and Extensive Governmental Laws and Regulations Which Restrict and Increase the Cost of Lincolnway Energy's Business".

The ethanol industry has also been substantially supported by and dependent upon various federal and state programs, including various subsidies, tax exemptions and other forms of financial incentives. Some of those programs and the principal risks associated with the governmental support of the ethanol industry are discussed in Item 1A of Lincolnway Energy's Annual Report on Form 10-K for the fiscal year ended September 30, 2012, under "Loss of Current Governmental Support and Incentives for Ethanol Could Reduce the Use of Ethanol and Materially and Adversely Affect Lincolnway Energy's Results of Operations and Financial Position".

Employees

As of December 15, 2012, Lincolnway Energy had 43 employees, with 3 open positions.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Except for the historical information, the following discussion contains forward-looking statements that are subject to risks and uncertainties, and which speak only as of the date of the posting of this annual report on Lincolnway Energy's website. No one should place strong or undue reliance on any forward looking statements. Lincolnway Energy's actual results or actions may differ materially from these forward-looking statements for many reasons, including the risks described in Lincolnway Energy's Annual Report on Form 10-K for the fiscal year ended September 30, 2012 and elsewhere in this annual report. This section should be read in conjunction with the financial statements and related notes and with the understanding that Lincolnway Energy's actual future results may be materially different from what is currently expected or projected by Lincolnway Energy.

Overview

Lincolnway Energy is an Iowa limited liability company that operates a dry mill, coal fired ethanol plant located in Nevada, Iowa. Lincolnway Energy has been processing corn into fuel grade ethanol and distillers grains since May 22, 2006. The ethanol plant has a nameplate production capacity of 50,000,000 gallons, which, at that capacity, would also generate approximately 136,000 tons of distillers' grains per year. The ethanol plant produced 55,712,726 gallons of ethanol and 147,425 tons of distillers' grains during the fiscal year ended September 30, 2012. Lincolnway Energy had a planned shut down during the months of November, 2011 and May, 2012 to complete routine maintenance work.

Lincolnway Energy's plant also produces corn oil and carbon dioxide.

Lincolnway Energy's revenues for the fiscal year ended September 30, 2012 were derived from the sale of Lincolnway Energy's ethanol to Green Plains Trading Group, LLC. (GPTG), the sale of its distiller's grains to Hawkeye Gold, LLC, the sale of its corn oil to FEC Solutions, LLC (FECS), and the sale of its carbon dioxide to EPCO Carbon Dioxide Products, Inc.

Lincolnway Energy's ethanol was sold pursuant to an ethanol marketing agreement between Lincolnway Energy and GPTG. The purchase price payable to Lincolnway Energy was GPTG's contract selling price for the ethanol in question, less various costs and a fee to GPTG. The ethanol marketing agreement included a minimum purchase price. Title and all risk of loss and damage to all ethanol passed to GPTG at the time the ethanol passes across the inlet flange into the rail cars or trucks of the GPTG carrier at the Lincolnway Energy plant.

On November 29, 2012, Lincolnway Energy and GPTG mutually agreed to terminate the ethanol marketing agreement effective December 31, 2012. The termination was requested by Lincolnway Energy because the managers of Lincolnway Energy determined that it was in the best interests of Lincolnway Energy to retain a different ethanol marketer. Lincolnway Energy entered into an Ethanol Marketing Agreement with Eco-Energy LLC effective as of January 1, 2013, and that agreement is discussed above in the "Ethanol" subsection of the "DESCRIPTION OF BUSINESS" section of this annual report.

Lincolnway Energy's output of distiller's grains is sold to Hawkeye Gold, LLC under a Distiller's Grains Marketing Agreement between Lincolnway Energy and Hawkeye Gold, LLC. Prior to August 1, 2012, Lincolnway Energy paid Hawkeye Gold, LLC a marketing fee for dried distiller's grains and wet distiller's grains equal to the greater of a set percentage of the FOB plant price or a fixed dollar amount per ton for the dried distiller's grains or wet distiller's grains in question. The agreement was amended on August 1, 2012 to change the fees payable to Hawkeye Gold, LLC. Since that amendment, the fee for dried distiller's grains is a set percentage of the FOB plant price, but with both a specified maximum and a minimum per short ton price. The fee for wet distiller's grains is also a set percentage of the FOB plant price, but with a specified maximum per short ton price. The Distiller's Grains Marketing Agreement can be terminated by Lincolnway Energy or Hawkeye Gold, LLC on 90 days written notice.

Lincolnway Energy extracts corn oil from the syrup that is generated in the production of ethanol. FECS purchases all of Lincolnway Energy's output of corn oil for resale by FECS pursuant to an agreement that became effective on October 13, 2008. Lincolnway Energy pays FECS a marketing and technical assistance fee of a set percentage of the FOB sales price of the corn oil. The agreement renews for successive 36 month terms, on October 13 of the applicable year, unless Lincolnway Energy or FECS elects to terminate the agreement at the end of the then current 36 month term. The current 36 month term expires in October 2014.

EPCO Carbon Dioxide Products, Inc. constructed a plant on Lincolnway Energy's site in mid 2010 to collect the carbon dioxide which is produced as part of the ethanol production process and to convert that raw carbon dioxide into liquid carbon dioxide gas. Lincolnway Energy and EPCO also have an agreement under which EPCO markets and sells the liquid carbon dioxide . The purchase price payable by EPCO for the carbon dioxide provided by Lincolnway Energy is based upon EPCO's shipped tons of liquid carbon dioxide. The current purchase price is the greater of the fixed per shipped ton price specified in the agreement or the margin price, as that term is defined in the agreement. EPCO has also agreed to a take or pay obligation for each year under the Agreement of the greater of 180 shipped tons per day or 70% of the annual liquid CO_2 production capacity of the EPCO plant at full capacity. The term of the marketing agreement with EPCO is ten years from the first date on which liquid carbon dioxide was produced at the EPCO plant, which occurred during August, 2010, unless the agreement is earlier terminated for any of the other reasons set out in the agreement.

Lincolnway Energy is dependent upon its agreements for the marketing and sale of its products, in particular ethanol and distillers' grains, and Lincolnway Energy's loss of those agreements could have material adverse effects on Lincolnway Energy.

Comparison of Fiscal Years Ended September 30, 2012 and 2011

Statements of Operations Data:	2012		2011	
	Amount	%	Amount	%
Revenues	$ 169,567,374	100.0	$ 173,951,126	100.0
Cost of goods sold	171,827,633	101.3	169,817,362	97.6
Gross profit (loss)	(2,260,259)	(1.3)	4,133,764	2.4
General and administrative expense	2,955,565	1.7	2,649,796	1.5
(Gain) loss on sale or disposal of property and equipment	(489,664)	(0.2)	—	—
Contract settlement fee	1,700,000	1.0	—	—
Operating income (loss)	(6,426,160)	(3.8)	1,483,968	0.9
Interest expense	(237,565)	(0.1)	(593,461)	(0.3)
Interest income	6,957	—	9,542	—
Net income (loss)	$ (6,656,768)	(3.9)	$ 900,049	0.6

Revenues from operations for the fiscal year ended September 30, 2012 were approximately $169.6 million, consisting of $126.4 million of ethanol sales (net of hedging activity) (75%), $38.6 million in distiller's grains sales (23%) and $4.6 million of corn oil, syrup and CO_2 sales (2%). Revenues decreased in fiscal year 2012 by approximately 2.5%, when compared to the fiscal year 2011. Lincolnway Energy sold approximately 55.3 million gallons of ethanol at an average gross price of $2.29 per gallon, 146,516 tons of dried distillers grains at an average gross price of $258.97 per ton, and 6,142 tons of wet distillers grains at an average gross price of $101.19 per ton during the fiscal year ended September 30, 2012. Lincolnway Energy also sold approximately 4,815 tons of corn oil at an average gross price of $780.57 per ton during the 2012 fiscal year.
The decrease in revenues for the fiscal year ended September 30, 2012 resulted from a 3.0% decrease in ethanol sales volume and a 6.5% decrease in price for ethanol as compared to the previous fiscal year. The revenues for the year ended September 30, 2012 include combined unrealized and realized net loss on derivative ethanol contracts of $7,308 compared to a $1.1 million loss for the year ended September 30, 2011.

The average price Lincolnway Energy received for its dried distiller's grains increased to $258.97 per ton in fiscal year 2012, from $215.26 per ton in fiscal year 2011. Management believes the increase in the price for distiller's grains is a result of the increase in the price of corn and increased domestic and export demand for dried distillers grains. Distiller grains are typically impacted by increases in corn prices as distillers grains are primarily used as an animal feed substitute for corn. Management anticipates continued strong demand for distillers grains due to higher corn prices.

Lincolnway Energy results of operations for the remainder of calendar year 2012 continued to be affected by a surplus of ethanol and volatility in the commodity markets.

Lincolnway Energy's cost of goods sold for the fiscal year ended September 30, 2012 totaled approximately $171.8 million, which was an increase of 1.2% when compared to fiscal year 2011. The increase in cost of goods sold for the 2012 fiscal year is primarily due to a 4.4% increase in the average cost of corn per bushel for fiscal year 2012 offset by a 2.4% decrease in ethanol production for the 2012. Cost of goods sold major components are: corn costs, energy costs, ingredient costs, production labor, repairs and maintenance, process depreciation, and ethanol and distiller's grain freight expense and marketing fees.

Corn costs, excluding hedging activity, for the fiscal year ended September 30, 2012 totaled approximately $129.1 million, compared to $126.0 million for fiscal year 2011. Approximately 19.7 million bushels of corn was ground during fiscal year 2012 at an average cost of $6.62 per bushel, compared to 20.0 million bushels at an average cost of $6.34 for fiscal year 2011. The decrease in bushels ground was due to an decrease in production during fiscal year 2012. The increase in corn price is partially attributed to an increase in corn demand that leads to tight corn supply and the drought that occurred in the summer of 2012. Ethanol yields stayed relatively neutral from fiscal year 2012 compared to 2011. Corn hedging activity includes a combined unrealized and realized net loss of $1.0 million from derivative instruments compared to a $3.0 million combined unrealized and realized net loss for fiscal year 2011. Corn costs, including the combined unrealized and realized net loss from derivative instruments, represented 75.9% of cost of goods sold for the fiscal year ended September 30, 2012, compared to 76.1% of costs of goods sold for fiscal year 2011.

Lincolnway Energy anticipates continued volatility in Lincolnway Energy's corn costs due to the timing of the change in value of the derivative instruments relative to the cost and use of the corn being hedged.

Energy costs for the fiscal year ended September 30, 2012 totaled approximately $9.8 million, or 5.7% of cost of goods sold, compared to $9.6 million, or 5.7% of cost of goods sold, for the 2011 fiscal year. Energy costs consist of coal costs, electricity and propane costs. For the fiscal year ended September 30, 2012, Lincolnway Energy purchased 98,801 tons of coal at an approximate total cost of $7.2 million, compared to approximately 102,029 tons at an approximate cost of $7.0 million for fiscal year 2011. Electricity and propane costs amounted to approximately $2.3 million, a decrease of $.08 million from fiscal year 2011, and approximately $.3 million of sodium bicarbonate, sand and lime cost for fiscal year 2012 that is added to the combustor with the coal. The increase in energy cost is due to a price increase for coal and offset by the decrease in production gallons for the fiscal year 2012.

Ingredient costs for the fiscal year ended September 30, 2012 totaled approximately $7.0 million, or 4.1% of cost of goods sold, compared to $7.1 million, or 4.2% of cost of goods sold, for the 2011 fiscal year. Ingredient costs consist of denaturant, enzymes, fermentation and process chemicals. Denaturant costs (natural gasoline) decreased $.2 million for the fiscal year ended September 30, 2012 compared to fiscal year 2011. This decrease is a result of a 3.0% decrease in ethanol gallons produced for the fiscal year ended September 30, 2012 compared to fiscal year 2011 and a less than 1.0% decrease in price for denaturant.

Production labor, repairs and maintenance and other plant costs totaled approximately $6.7 million, or 3.9% of cost of goods sold, for the fiscal year ended September 30, 2012, compared to $5.8 million, or 3.4% of cost of goods sold, for fiscal year 2011. The increase in cost is due to increased repair and maintenance cost that totaled approximately $2.6 million for fiscal year ended September 30, 2012, compared to $1.6 million, for fiscal year 2012. The increase in cost for repairs and maintenance is due to the age and wear and tear on the plant.

Depreciation totaled approximately $7.0 million, or 4.1% of cost of goods sold, for the fiscal year ended September 30, 2012, compared to $7.5 million, or 4.4% of cost of goods sold, for fiscal year 2011.

Ethanol, distiller's grain and corn oil freight expense and marketing fees totaled approximately $11.0 million, or 6.4% of cost of goods sold, during the fiscal year ended September 30, 2012, compared to $10.6 million, or 6.2% of cost of goods sold, for fiscal year 2011. The increase is due to an increase in sales of distillers grain and corn oil for fiscal year 2012 compared to 2011.

General and administrative expenses totaled approximately $3.0 million during the fiscal year ended September 30, 2012, compared to $2.6 million for fiscal year 2011. The $.4 million increase is due to an increase in legal fees for the patent litigation and air permit appeal and E15 registration fees with the EPA.

For the fiscal year ended September 30, 2012, a contract settlement fee of $1.7 million and gain on land sale of $489,664 was recognized, whereas no comparable items were recognized in fiscal year 2011. The contract settlement fee incurred was related to the early termination of an agreement with Lincolnway Energy's primary corn supplier. The gain on land sale was recognized due to the sale of a land parcel adjacent to Lincolnway Energy's primary site. Management believes both of these matters are generally one-time, nonrecurring items.

Other income and expense totaled approximately $.2 million net expense during the fiscal year ended September 30, 2012, compared to $.6 million net expense for fiscal year 2011. The decrease in net expense is due to a decrease in interest expense compared to 2011.

Comparison of Fiscal Years Ended September 30, 2011 and 2010

Statements of Operations Data:	**2011**		**2010**	
	Amount	**%**	**Amount**	**%**
Revenues	$ 173,951,126	100.0	$ 114,373,268	100.0
Cost of goods sold	169,817,362	97.6	106,744,081	93.3
Gross profit	4,133,764	2.4	7,629,187	6.7
General and administrative expense	2,649,796	1.5	2,440,390	2.1
Operating income	1,483,968	0.9	5,188,797	4.6
Interest expense	(593,461)	(0.3)	(851,358)	(0.7)
Other income-interest	9,542	—	25,019	—
Net income	$ 900,049	0.6	$ 4,362,458	3.9

Revenues from operations for the fiscal year ended September 30, 2011 were approximately $174.0 million, consisting of $138.5 million of ethanol sales (net of hedging activity) (80%), $31.7 million in distiller's grains sales (18%) and $3.8 million of corn oil, syrup and CO2 sales (2%). Revenues increased in fiscal year 2011 by approximately 52.1%, when compared to the fiscal year 2010. Lincolnway Energy sold approximately 57.0 million gallons of ethanol at an average gross price of $2.45 per gallon, 143,760 tons of dried distillers grains at an average gross price of $215.26 per ton, and 11,706 tons of wet distillers grains at an average gross price of $65.76 per ton during the fiscal year ended September 30, 2011. Lincolnway Energy also sold approximately 3,835 tons of corn oil at an average gross price of $892.00 per ton during the 2011 fiscal year. The increase in revenues for the fiscal year ended September 30, 2011 resulted from a 3.4% increase in ethanol sales volume and a 42.4% increase in price for ethanol as compared to the previous fiscal year. Management believes the ethanol price increase was a result of higher corn and energy prices along with increased exports to Europe, Canada and Brazil which positively impacted ethanol demand during the 2011 fiscal year. The revenues for the year ended September 30, 2011 include combined unrealized and realized net loss on derivative ethanol contracts of $1.1 million, compared to a $1.4 million loss for the year ended September 30, 2010.

The average price Lincolnway Energy received for its dried distiller's grains increased to $215.26 per ton in fiscal year 2011, from $145.38 per ton in fiscal year 2010. Management believes the increase in the price for distiller's grains was the of the increase in the price of corn and increased domestic and export demand for dried distillers grains. Distiller grains are typically impacted by increases in corn prices as distillers grains are primarily used as an animal feed substitute for corn.

Lincolnway Energy's cost of goods sold for the fiscal year ended September 30, 2011 totaled approximately $169.8 million, which was an increase of 59.1% when compared to fiscal year 2010. The increase in cost of goods sold for the 2011 fiscal year was primarily due to a 76.6% increase in the average cost of corn per bushel for fiscal year 2011 and a 3% increase in ethanol production for the fiscal year 2011. Cost of goods sold major components are: corn costs, energy costs, ingredient costs, production labor, repairs and maintenance, process depreciation, and ethanol and distiller's grain freight expense and marketing fees.

Corn costs, excluding hedging activity, for the fiscal year ended September 30, 2011 totaled approximately $126.0 million, compared to $70.4 million for fiscal year 2010. Approximately 20.0 million bushels of corn was ground during fiscal year 2011 at an average cost of $6.34 per bushel, compared to 19.7 million bushels at an average cost of $3.59 for fiscal year 2010. The increase in bushels ground was due to an increase in production during fiscal year 2011. The increase in corn price is partially attributed to an increase in corn demand that lead to a tight corn supply and the rise of energy prices. Ethanol yields improved in the fiscal year 2011 because of the quality of the corn crop harvested in 2011 compared to 2010. Corn hedging activity includes a combined unrealized and realized net loss of $3.0 million from derivative instruments, compared to a $1.5 million combined unrealized and realized net gain for fiscal year 2010. Corn costs, including the combined unrealized and realized net loss from derivative instruments, represented 76.1% of cost of goods sold for the fiscal year ended September 30, 2011, compared to 64.9% of costs of goods sold for fiscal year 2010.

Energy costs for the fiscal year ended September 30, 2011 totaled approximately $9.6 million, or 5.7% of cost of goods sold, compared to $8.8 million, or 8.2% of cost of goods sold, for the 2010 fiscal year. Energy costs consist of coal costs, electricity and propane costs. For the fiscal year ended September 30, 2011, Lincolnway Energy purchased approximately 102,029 tons of coal at an approximate total cost of $7.0 million compared to approximately 98,500 tons at an approximate cost of $6.0 million for fiscal year 2010. Electricity and propane costs amounted to approximately $2.4 million, a decrease of $.2 million from fiscal year 2010, and approximately $.3 million of sodium bicarbonate, sand and lime cost for fiscal year 2011 that is added to the combustor with the coal. The increase in energy cost is due to a price increase for coal and the increase in production gallons for the fiscal year 2011.

Ingredient costs for the fiscal year ended September 30, 2011 totaled approximately $7.1 million, or 4% of cost of goods sold, compared to $5.1 million, or 4.8% of cost of goods sold, for the 2010 fiscal year. Ingredient costs consist of denaturant, enzymes, fermentation and process chemicals. Denaturant costs (natural gasoline) increased $.9 million for the fiscal year ended September 30, 2011 compared to fiscal year 2010. Denaturant cost increased significantly from an average cost per gallon of $1.87 for the fiscal year 2010, compared to $2.30 for the fiscal year 2011. Enzymes, fermentation and process chemicals cost also increased by $1.1 million for the fiscal year 2011, compared to the fiscal year 2010. The increase was a result of an increase in production gallons and the higher prices for chemicals for the fiscal year 2011 compared to fiscal year 2010.

Production labor, repairs and maintenance and other plant costs totaled approximately $5.6 million, or 3.3% of cost of goods sold, for the fiscal year ended September 30, 2011, compared to $5.3 million, or 4.9% of cost of goods sold, for fiscal year 2010. The increase in cost was due to increased labor costs and higher repair and maintenance and plant cost due to increased production and the wear and tear on the plant.

Depreciation totaled approximately $7.5 million, or 4.4% of cost of goods sold, for the fiscal year ended September 30, 2011, compared to $7.6 million, or 7% of cost of goods sold, for fiscal year 2010.

Ethanol, distiller's grain and corn oil freight expense and marketing fees totaled approximately $10.6 million, or 6.2% of cost of goods sold, during the fiscal year ended September 30, 2011, compared to $10.4 million, or 9.8% of cost of goods sold, for fiscal year 2010. The increase was due to an increase in sales of ethanol, distillers grain and corn oil for fiscal year 2011 compared to fiscal year 2010.

General and administrative expenses totaled approximately $2.7 million during the fiscal year ended September 30, 2011, compared to $2.4 million for fiscal year 2010. The $.3 million increase is due to an increase in legal fees for the patent litigation and air permit appeal.

Other income and expense totaled approximately $.6 million net expense during the fiscal year ended September 30, 2011, compared to $.8 million net expense for fiscal year 2010. The decrease in net expense was due to a decrease in interest expense compared to 2010.

Risks, Trends and Factors that May Affect Future Operating Results

The operations and profitability of Lincolnway Energy are highly dependent on the prices of the key commodities utilized and sold as part of the production process. These include corn, ethanol, and distillers' grain. Since the correlation of prices between these commodities is not perfect, and is in fact often very volatile, Lincolnway Energy is at risk of diminishing returns in periods of rising corn prices and decreasing ethanol prices. The prices of these commodities are determined by a variety of factors, including growing season weather, governmental policies, political change, international trade, and macroeconomic trends. Lincolnway Energy attempts to mitigate or hedge some of these risks through the use of various pricing mechanisms including cash contracts, futures contracts, options on futures, and derivative instruments.

Corn

Corn values in 2012 proved to be one of the most volatile in modern history with December corn futures trading at a new record high of $8.49 per bushel on August 10, 2012. The volatile market was driven by continued severe hot and dry conditions which plagued the majority of the U.S corn belt. USDA made aggressive yield reductions in the July and August crop report. Over a period of two monthly crop reports the U.S. corn yield was lowered a staggering 42.6 bushels per acre. Total 2012/2013 U. S. corn production fell by more than 4.0 billion bushels as a result. Consistently higher corn prices have thus far worked to create the projected demand destruction necessary to balance historically low U.S. corn ending stocks. The 2012/2013 U.S. corn carryout was forecasted at 619 million bushels in October (stocks to use ratio of 5.6%), which represented the lowest U.S. corn stock figure since 1995/1996, 426 million bushels (stocks to use ratio of 5.0%).

Ethanol

The operating environment for the U.S. ethanol producer in the 4th quarter of 2012 was challenged by lower total gasoline consumption in the U.S., and by Brazilian sugarcane-based ethanol imports being used as a source of advanced biofuels (considered lower in carbon than the U.S. based ethanol production), during a period where the U.S. production base was already slowed by a factor of greater than 10 percent. This difficult operating environment for the U.S. ethanol producer has been the longest sustained period of depressed margins the U.S. ethanol industry has seen in the last several years. If U.S. ethanol production continues to decline, ethanol prices may show some recovery. This could, however, encourage some idled U.S. production to ramp up to full capacity, or possibly increased interest from Brazil to import more of the sugarcane-based ethanol.

Other/Regulatory/Governmental

Ethanol production in the United States has benefited by various tax incentives, but the more recent trends in the legislative area have not been favorable to the ethanol industry. For example, one of the most significant tax incentives was the federal Volumetric Ethanol Excise Tax Credit (VEETC). VEETC provided a volumetric ethanol excise tax credit of 45¢ per gallon of ethanol blended with gasoline. This credit expired, however, on December 31, 2011, and it does not appear that the credit will be reinstated or renewed. Although the loss of this tax credit was expected by the industry, the loss still has had materially adverse effects on the ethanol industry.

Some other areas where the ethanol industry had hoped for additional legislative or regulatory support were for credits or other forms of support for the installation and use of blender pumps or flex fuel vehicles capable of using ethanol blends in excess of 15% and up to 85% and approvals of the use of ethanol blends in excess of 15%. No significant advancements were made in those areas during 2011 or 2012, however, and those areas are material issues for increasing the use of ethanol.

There have also been some adverse movements at the state legislative level, such as efforts to ban ethanol in New Hampshire, labeling concerns in Nebraska and a repeal threat of the Florida renewable fuels standard. Also, although a federal court judge ruled in late 2011 that California's low carbon fuel standard violated the commerce clause of the Constitution, the ruling is being appealed, so there are still concerns regarding access of corn based ethanol to the California market, which is one of the largest U.S. markets for ethanol.

Perhaps the remaining most significant federal legislation supporting the ethanol and biofuels industry is the Energy Independence and Security Act of 2007. The Act provides for the increasing use of ethanol and other biofuels through the renewable fuels standards. There have been various waiver requests from those standards filed with the U.S. Environmental Protection Commission, as well as calls for reductions in, or the repeal of, those standards. The EPA did announce in mid-November 2012 that the first of those requests did not meet the statutory threshold for the evidence necessary to grant the request. Additional waiver requests and continued efforts by some to extend the period of time for complying with the renewable fuels standards, or for reductions in or the repeal of those standards, are, however, expected. Any such actions would have adverse effects on the ethanol industry, which could be material, in particular any repeal of, or reductions in, those standards.

Changes in governmental policies and support, as well as supply and demand factors, therefore continue to be ongoing risk factors for the ethanol industry and for Lincolnway Energy.

Critical Accounting Estimates and Accounting Policies

Lincolnway Energy's financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and follow general practices within the industries in which Lincolnway Energy operates. This preparation requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, actual results could differ from the estimates, assumptions, and judgments reflected in the financial statements. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and, as such, have a greater possibility of producing results that could be materially different than originally reported. Management believes the following policies are both important to the portrayal of Lincolnway Energy's financial condition and results of operations and require subjective or complex judgments; therefore, management considers the following to be critical accounting policies.

Revenue Recognition

Revenue from the sale of Lincolnway Energy's ethanol and distiller's grains is recognized at the time title and all risks of ownership transfer to the customers. This generally occurs upon the loading of the product. For ethanol, title passes from Lincolnway Energy at the time the product crosses the loading flange into either a railcar or truck. For distiller's grains, title passes upon the loading of distiller's grains into trucks. For railcar shipments, this takes place when the railcar is filled and the marketer receives written notice that the railcars have been loaded and are available for billing. Shipping and handling costs incurred by Lincolnway Energy for the sale of ethanol and distiller's grain are included in costs of goods sold.

Lincolnway Energy's ethanol production was sold to Green Plains Trade Group LLC during the fiscal year ended September 30, 2012, as is discussed above in the "Overview" section. The purchase price payable to Lincolnway Energy under its agreement with Green Plains was Green Plains' contract selling price for the ethanol in question, less various costs and a fee to Green Plains, but the agreement included a minimum purchase price.

Lincolnway Energy's distiller's grain production is sold to Hawkeye Gold, LLC. Since August 12, 2012, Lincolnway Energy pays Hawkeye Gold, LLC a marketing fee for dried distiller's grains of a set percentage of the FOB plant price for the dried distiller's grain, but with both a maximum and a minimum per short ton fee. The marketing fee for wet distiller's grains is currently also a set percentage of the FOB plant price for the wet distiller's grains, but with a maximum per short ton fee. The fee prior to August 12, 2012 for both dry and wet distiller's grains was the greater of a set percentage of the FOB plant price or a fixed dollar amount per ton.

Lincolnway Energy's corn oil production is sold to FEC Solutions, LLC. For corn oil, title passes upon the loading of the corn oil into the trucks. The purchase price payable by FECS for each shipment of corn oil is the FOB sales price less a marketing and technical assistance fee in an amount equal to a specified percentage of the FOB sales price.

Lincolnway Energy's CO2 production is sold to EPCO Carbon Dioxide Products, Inc. For CO2, title passes at the point at which the carbon dioxide pipe from Lincolnway Energy's plant joins the corresponding pipe from the EPCO plant. The purchase price payable by EPCO for the carbon dioxide provided by Lincolnway Energy during each calendar month is based upon EPCO's shipped tons of liquid carbon dioxide. EPCO is required under the agreement to purchase, during each contract year, a minimum of the greater of 180 shipped tons per day or 70% of the annual liquid carbon dioxide production capacity of the EPCO plant at full capacity, with that capacity to be determined in accordance with the testing processes set out in the agreement. The "take or pay" obligation is trued up at the end of each contract year, and the purchase price for any "take or pay" tons will be the average per shipped ton purchase price paid by EPCO during the contract year. Lincolnway Energy began selling CO2 to EPCO in August 1, 2010.

Derivative Instruments

Lincolnway Energy enters into derivative contracts to hedge its exposure to price risk related to forecasted corn needs, forward corn purchase contracts and ethanol sales. Lincolnway Energy does not typically enter into derivative instruments other than for hedging purposes. All the derivative contracts are recognized on the September 30, 2012, 2011 and 2010 balance sheets at fair value. Although Lincolnway Energy believes Lincolnway Energy's derivative positions are economic hedges, none has been designated as a hedge for accounting purposes. Accordingly, any realized or unrealized gain or loss related to these derivative instruments is recorded in the statement of operations as a component of cost of goods sold in the case of corn contracts and as a component of revenue in the case of ethanol sales.

The effects on operating income from derivatives is as follows for the years ending September 30, 2012, 2011 and 2010:

	2012	2011	2010
Increase (decrease) in revenue due to derivatives related to ethanol sales:			
Realized	$ (7,308)	$ (2,655,034)	$ 45,434
Unrealized	—	1,528,367	(1,483,997)
Total effect on revenue	(7,308)	(1,126,667)	(1,438,563)
(Increase) decrease in cost of goods sold due to derivatives related to corn costs:			
Realized	(1,134,488)	(2,946,138)	604,475
Unrealized	134,050	(44,125)	849,475
Total effect on cost of goods sold	(1,000,438)	(2,990,263)	1,453,950
Total (decrease) increase to operating income due to derivative activities	$ (1,007,746)	$ (4,116,930)	$ 15,387

Unrealized gains and losses on forward contracts, in which delivery has not occurred, are deemed "normal purchases and normal sales", and therefore are not marked to market in Lincolnway Energy's financial statements, but are subject to a lower of cost or market assessment.

Inventories

Inventories are stated at the lower of cost or market using the first-in, first-out method. In the valuation of inventories and purchase and sale commitments, market is based on current replacement values except that it does not exceed net realizable values and is not less than net realizable values reduced by allowances for approximate normal profit margin.

For the years ended September 30, 2012 and 2011, the Company recognized a reserve and resulting loss of $368,000 and none, respectively, for a lower of cost or market inventory adjustment.

Off-Balance Sheet Arrangements

Lincolnway Energy currently does not have any off-balance sheet arrangements.

Liquidity and Capital Resources

On September 30, 2012, Lincolnway Energy had $151,824 in cash and equivalents and $11.0 million available under committed loan agreements. Lincolnway Energy's business is highly impacted by commodity prices, including prices for corn, ethanol and distillers grains. There are times that Lincolnway Energy may operate at negative operating margins.

The following table shows cash flows for the fiscal years ended September 30, 2012 and 2011:

	Year ended September 30,	
	2012	2011
Net cash provided by operating activities	$ 1,552,641	$ 5,354,786
Net cash provided by (used in) investing activities	131,682	(2,883,108)
Net cash (used in) financing activities	(1,566,634)	(5,295,653)

For the fiscal year ended September 30, 2012, cash provided by operating activities was $1.6 million, compared to cash provided by operating activities of $5.4 million for the fiscal year ended September 30, 2011. The $3.8 million decrease is primarily due to a decrease in net income for fiscal year 2012 of $7.6 million offset by changes in working capital components of $3.8 million.

Cash flows from investing activities reflect the impact of property and equipment acquired for the ethanol plant. Net cash provided by investing activities increased by $3.0 million for the fiscal year ended September 30, 2012, when compared to the fiscal year ended September 30, 2011. The increase is primarily due to a decrease of capital expenditures for the fiscal year 2012 and the proceeds received from the sale of property to DuPont Danisco Cellulosic Ethanol, LLC. In the fiscal year 2011, the rail spur addition made up approximately $2.5 million of the capital expenditures.

Cash flows from financing activities include transactions and events whereby cash is obtained or paid back to or from depositors, creditors or investors. Net cash used in financing activities decreased by $3.7 million for the fiscal year ended September 30, 2012, when compared to the fiscal year ended September 30, 2011. The decrease is due to a decrease of $4.8 million of payments made on long-term borrowings for the fiscal year ended September 30, 2012 compared to the 2011 fiscal year. This is offset by the $1.1 million in distribution payments made in fiscal year 2012 to Lincolnway Energy members.

Lincolnway Energy anticipates keeping cash balances at a low but acceptable level that will meet covenants. If Lincolnway Energy should get in a negative cash position, Lincolnway Energy will having access to the $11.0 million line available on the line of credit agreements.

As of September 30, 2012, Lincolnway Energy was in compliance with all covenants in its loan agreements with Farm Credit.

The following table shows cash flows for the fiscal years ended September 30, 2011 and 2010:

	Year ended September 30,	
	2011	2010
Net cash provided by operating activities	$ 5,354,786	$ 8,811,200
Net cash (used in) investing activities	(2,883,108)	(847,730)
Net cash (used in) financing activities	(5,295,653)	(10,930,307)

For the fiscal year ended September 30, 2011, cash provided by operating activities was $5.4 million, compared to cash provided by operating activities of $8.8 million for the fiscal year ended September 30, 2010. The $3.4 million decrease was primarily due to a decrease in net income for fiscal year 2011 of $3.4 million.

Cash flows from investing activities reflect the impact of property and equipment acquired for the ethanol plant. Net cash used in investing activities increased by $2.0 million for the fiscal year ended September 30, 2011, when compared to the fiscal year ended September 30, 2010. The increase was primarily due to an increase of capital expenditures for the fiscal year 2011. The rail spur addition made up approximately $2.5 million of the capital expenditures for the fiscal year 2011.

Cash flows from financing activities include transactions and events whereby cash is obtained or paid back to or from depositors, creditors or investors. Net cash used in financing activities decreased by $5.6 million for the fiscal year ended September 30, 2011, when compared to the fiscal year ended September 30, 2010. The decrease was due to no distribution payments being made in fiscal year 2011 to Lincolnway Energy members and a decrease of $3.5 million of additional payments made on long-term borrowing compared to the 2010 fiscal year.

As of September 30, 2011, Lincolnway Energy was in compliance with all covenants in its loan agreements with Co-Bank.

Loans and Agreements

Lincolnway Energy entered into a Master Loan Agreement on August 20, 2012 with Farm Credit Services of America, FLCA and Farm Credit Services of America, PCA, along with various related supplements and collateral related agreements and documents. CoBank, ACB has a participation interest in the underlying loans and serves as administrative agent for the loans, and is therefore also a party to some of the agreements and documents.

One of the supplements is a Revolving Term Loan Supplement, pursuant to which Lincolnway Energy may borrow, repay and reborrow up to $5,000,000 in principal amount at any one time. The revolving term loan is used to provide working capital and to consolidate under the revolving term loan the remaining $1,500,000 that was outstanding under Lincolnway Energy's Construction and Term Loan Supplement dated March 24, 2005. Lincolnway Energy pays interest on the unpaid balance of the revolving term loan at a variable rate (adjusting on a weekly basis) based upon the one-month LIBOR index rate plus 3.50%. Lincolnway Energy must also pay a commitment fee on the average daily unused portion of the loan at the rate of .60% per annum, payable monthly. The revolving term loan commitment will expire, and Lincolnway Energy must pay all unpaid principal amounts outstanding under the revolving term loan, on June 1, 2017.

The other supplement entered into pursuant to the Master Loan Agreement is a Monitored Revolving Credit Supplement, pursuant to which Lincolnway Energy may borrow, repay and reborrow up to $10,000,000 in principal at any one time, provided that the amount available and outstanding under the loan cannot exceed the borrowing base as calculated pursuant to the supplement. The purpose of the loan is to finance inventory and receivables, and the assets included in the borrowing base calculation are therefore primarily inventory and receivables of Lincolnway Energy. Lincolnway Energy will pay interest on the unpaid balance of the loan at a variable rate (adjusting on a weekly basis) based upon the one-month LIBOR index rate plus 3.25%. Lincolnway Energy will also pay a commitment fee on the average daily unused portion of the loan at the rate of .30% per annum, payable monthly. The term of the loan will expire, and Lincolnway Energy must pay all unpaid principal amounts outstanding under the loan, on July 1, 2013.

The loan available under the Monitored Revolving Credit Supplement will replace the $10,000,000 that was available under Lincolnway Energy's existing $10,000,000 revolving term loan with Farm Credit and CoBank.

The aggregate increase in amount of principal available to Lincolnway Energy under the Master Loan Agreement from Lincolnway Energy's existing loan agreements is $3.5 million.

The loans are secured by first priority liens created by security agreements and mortgages covering all of Lincolnway Energy's assets and properties, including Lincolnway Energy's inventory, receivables, plant, real estate and commodity trading accounts.

The Master Loan Agreement includes various conditions and financial covenants that need to be met by Lincolnway Energy, as well as other terms and covenants generally common to loan transactions of this type within the ethanol industry. Lincolnway Energy is also required to pay an annual fee of $4,500 under the Master Loan Agreement.

Lincolnway Energy also had subordinated debt financing which included a subordinated note of $1,250,000 payable to Fagen, Inc., with an interest rate of 4%, and a $1,216,781 note payable to Fagen, Inc., with an interest rate of 5% per annum. On August 26, 2011, Fagen, Inc. allowed Lincolnway Energy to pay the $1,216,781 note in full before it maturity. Lincolnway Energy and Fagen entered into a settlement agreement on November 10, 2011 to settle disputes related to the liability with the State of Iowa alleged air emission violations against Lincolnway Energy. The settlement agreement reduced the $1,250,000 promissory note payable to Fagen, Inc., by $270,000, leaving a balance of $980,000. On November 14, 2011, Lincolnway Energy was required to repay $300,000 of the note plus accrued interest and on December 14, 2011, Lincolnway Energy was required to make the remaining payment of $680,000 plus accrued interest.

Lincolnway Energy also entered into a $500,000 loan agreement with the Iowa Department of Transportation in February 2005. Under the agreement, the loan proceeds were disbursed upon submission of paid invoices and interest at 2.11% per annum began to accrue on January 1, 2007. Payments began on July 1, 2007. The remaining loan balance on the Department of Transportation loan was $238,021 as of September 30, 2012. Lincolnway Energy also had a $300,000 loan agreement and a $100,000 forgivable loan agreement with the Iowa Department of Economic Development. The $300,000 loan did not impose any interest, and the $100,000 loan was forgivable upon the completion of Lincolnway Energy's ethanol plant and the production of at least 50 million gallons of ethanol before the project completion date of October 31, 2008. The Iowa Department of Economic Development determined those conditions to forgiveness of the $100,000 loan were met, and the loan was forgiven on January 22, 2009. Lincolnway Energy made the final payment on the Iowa Department of Economic Development loan on October 5, 2011.

Lincolnway Energy entered into a lease agreement with First Union Rail to lease 90 hopper rail cars for the purpose of transporting distiller's grain. The initial five-year term of the lease commenced March 2006 and ended March 2011, but the lease was extended to March 2014 by a rider. The rider calls for monthly payments of $56,700 plus applicable taxes. The rider also established an additional usage rental of 2.5 cents per mile for each car that exceeds 30,000 miles. Lincolnway Energy is required to maintain a certificate of deposit of $351,000 as partial security for Lincolnway Energy's obligation under the lease. Lincolnway Energy has classified this certificate of deposit as restricted cash in other assets.

Lincolnway Energy terminated its ethanol marketing agreement with RPMG, Inc. effective October 1, 2009, and as part of that process, Lincolnway Energy was assigned a railcar lease between RPMG, Inc. and Trinity Industries Leasing Company. The lease includes 100 tank rail cars used for transporting ethanol. The lease calls for monthly payments of $52,500 plus applicable taxes, beginning October 1, 2009. There is also an additional usage rental of 3 cents per mile for each car that exceeds 35,000 miles. The lease has a scheduled maturity date of September 2016.

On February 2, 2010, Lincolnway Energy entered into a lease agreement with an Trinity Industries Leasing Company to lease an additional 30 ethanol tank rail cars. The one-year term of the lease ended in February 2011. On March 8, 2011 Lincolnway Energy extended this lease with two riders for 15 railcars each. Each rider calls for monthly payments of $9,750 plus applicable taxes. There was also an additional usage rental of 3 cents per mile for each car that exceeds 30,000 miles. The lease term on the riders is for three years commencing March 2011 and expiring March 2014.

Lincolnway Energy entered into a Purchase and Sale Agreement with DuPont Danisco Cellulosic Ethanol, LLC ("DDCE") on June 23, 2011 pursuant to which DDCE would, subject to the satisfaction of the various contingencies set out in the Agreement, purchase certain real estate from Lincolnway Energy for the purpose of DDCE constructing a cellulosic or advanced biofuels plant on the real estate. The contingencies under the agreement were satisfied, and the closing of the sale and purchase of the real estate occurred on October 5, 2011. The real estate purchased by DDCE was approximately 59.05 acres and is located to the southwest of the real estate on which Lincolnway Energy's ethanol plant is located. The purchase price paid by DDCE under the agreement was $20,000 per acre, resulting in an aggregate purchase price to Lincolnway Energy of $1,181,000.

Lincolnway Energy and DDCE also entered into a Load Out Services Agreement. The Load Out Services Agreement provides, in general, that DDCE will construct an aboveground pipeline from DDCE's plant to a holding tank on Lincolnway Energy's property, and that Lincolnway Energy will load out DDCE's product at Lincolnway Energy's rail or truck facilities. The Load Out Services Agreement sets forth the various fees and other amounts that DDCE will pay to Lincolnway Energy for those services, as well as allocating various costs and expenses between Lincolnway Energy and DDCE. The Load Out Services Agreement provides that if it is terminated, then Lincolnway Energy will grant DDCE an easement for the purpose of DDCE constructing its own rail tracks, and that Lincolnway Energy and DDCE will also at that time enter into a track usage agreement which will address how Lincolnway Energy and DDCE will jointly use certain tracks of Lincolnway Energy and other related matters. The initial term of the Load Out Services Agreement is ten years from the date of the Load Out Services Agreement, which was October 4, 2011. DDCE currently contemplates commencing construction of its plant in the second calendar quarter of 2013, with an estimated start-up date of the fourth calendar quarter of 2014.

Contractual Obligations Table

In addition to long-term debt obligations, Lincolnway Energy has certain other contractual cash obligations and commitments. The following tables provide information regarding Lincolnway Energy's contractual obligations and commitments as of September 30, 2012:

			Payment Due By Period		
Contractual Obligations	**Total**	**Less than One Year**	**Two to Three Years**	**Four to Five Years**	**More than Five Years**
Long-Term Debt Obligations	$ 3,475,021	$ 50,968	$ 105,202	$ 3,318,851	$ —
Interest Obligation of Long-Term Debt[1]	12,731	4,755	6,243	1,442	291
Revolving Credit Loan	200,000	200,000	—	—	—
Settlement Payable	1,700,000	425,000	850,000	425,000	—
Operating Lease Obligations	3,934,000	1,594,000	1,710,000	630,000	—
Purchase Obligations					
Coal Supplier Commitment	89,702	89,702	—	—	—
Corn Supplier Commitment	4,343,755	4,343,755	—	—	—
Denaturant Commitment	470,297	470,297	—	—	—
Total	$ 14,225,506	$ 7,178,477	$ 2,671,445	$ 4,375,293	$ 291

1 Department of Transportation agreement at 2.11%

SUPPLEMENTARY FINANCIAL INFORMATION
QUARTERLY FINANCIAL DATA (UNAUDITED)

QUARTER					
Year Ended September 30, 2012	**First**	**Second**	**Third**	**Fourth**	**Year**
Revenues	$43,261,476	$42,079,889	$33,111,579	$51,114,430	$ 169,567,374
Gross Profit (Loss)	$ 2,729,521	$ (953,250)	$ (3,990,843)	$ (45,687)	$ (2,260,259)
Net Income (Loss)	$ 2,506,238	$ (1,709,609)	$ (6,554,198)	$ (899,199)	$ (6,656,768)
Net Income (Loss) per unit-basic & diluted	$ 59.60	$ (40.66)	$ (155.87)	$ (21.38)	$ (158.31)
Year Ended September 30, 2011	**First**	**Second**	**Third**	**Fourth**	**Year**
Revenues	$33,836,601	$45,570,522	$42,028,975	$52,515,028	$ 173,951,126
Gross Profit (Loss)	$ 421,561	$ 2,988,989	$ (2,899,657)	$ 3,622,871	$ 4,133,764
Net Income (Loss)	$ (431,480)	$ 2,212,358	$ (3,718,900)	$ 2,838,071	$ 900,049
Net Income (Loss) per unit-basic & diluted	$ (10.26)	$ 52.61	$ (88.44)	$ 67.49	$ 21.40
Year Ended September 30, 2010	**First**	**Second**	**Third**	**Fourth**	**Year**
Revenues	$31,721,872	$28,876,977	$25,067,784	$28,706,635	$ 114,373,268
Gross Profit (Loss)	$ 5,015,053	$ 1,676,945	$ (562,190)	$ 1,499,379	$ 7,629,187
Net Income (Loss)	$ 4,043,764	$ 1,023,909	$ (1,344,994)	$ 639,779	$ 4,362,458
Net Income (Loss) per unit-basic & diluted	$ 96.17	$ 24.35	$ (31.99)	$ 15.22	$ 103.75
Year Ended September 30, 2009	**First**	**Second**	**Third**	**Fourth**	**Year**
Revenues	$29,362,052	$28,211,654	$23,245,823	$29,404,002	$ 110,223,531
Gross Profit (Loss)	$ (4,319,019)	$ 384,649	$ (1,357,855)	$ 1,938,818	$ (3,353,407)
Net Income (Loss)	$ (5,260,361)	$ (110,976)	$ (2,165,123)	$ 1,121,119	$ (6,415,341)
Net Income (Loss) per unit-basic & diluted	$ (125.10)	$ (2.64)	$ (51.49)	$ 26.66	$ (152.57)

Item 6. Selected Financial Data.

The following information is summary selected financial data for Lincolnway Energy for the fiscal years ended September 30, 2012, 2011, 2010, 2009 and 2008 with respect to statements of operations data and balance sheet data. The data is qualified by, and must be read in conjunction with, Item 1A of this annual report, "Risk Factors", Item 7 of this annual report, "Management's Discussion and Analysis of Financial Condition and Results of Operations", and with the financial statements and supplementary data included in Item 8 of this annual report.

Statements of Operations Data:	**2012**	**2011**	**2010**	**2009**	**2008**
Revenues	$169,567,374	$173,951,126	$114,373,268	$110,223,531	$147,040,911
Cost of goods sold	171,827,633	169,817,362	106,744,081	113,576,938	138,309,541
Gross profit(loss)	(2,260,259)	4,133,764	7,629,187	(3,353,407)	8,731,370
General and administrative expense	2,955,565	2,649,796	2,440,390	2,366,638	2,647,368
(Gain) loss on sale or disposal of property and equipment	(489,664)	—	—	—	—
Contract settlement fee	1,700,000	—	—	—	—
Operating income (loss)	(6,426,160)	1,483,968	5,188,797	(5,720,045)	6,084,002
Interest expense	(237,565)	(593,461)	(851,358)	(860,303)	(1,430,469)
Other income-interest and grant	6,957	9,542	25,019	165,007	181,895
Net income (loss)	**$ (6,656,768)**	**$ 900,049**	**$ 4,362,458**	**$ (6,415,341)**	**$ 4,835,428**
Weighted average units outstanding	42,049	42,049	42,049	42,049	42,049
Net income (loss) per unit - basic and diluted	$ (158.31)	$ 21.40	$ 103.75	$ (152.57)	$ 115.00
Cash distributions per unit	$ 25.00	$ —	$ 50.00	$ —	$ 200.00

	2012	**2011**	**2010**	**2009**	**2008**
Working Capital	$ 12,327,668	$ 10,403,670	$ 11,493,635	$ 6,670,560	$ 10,216,873
Net Property Plant & Equipment	$ 37,246,286	$ 44,693,362	$ 49,821,446	$ 57,293,563	$ 65,010,487
Total Assets	$ 54,001,124	$ 61,198,788	$ 65,898,900	$ 71,092,101	$ 90,516,722
Long-Term Obligations	$ 5,149,053	$ 3,188,021	$ 9,859,711	$ 14,938,584	$ 19,998,369
Members' Equity	$ 45,431,316	$ 53,139,309	$ 52,239,260	$ 49,979,252	$ 56,394,593
Book Value per Member Unit	$ 1,080	$ 1,264	$ 1,242	$ 1,189	$ 1,341

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In addition to the risks inherent in the ethanol industry and Lincolnway Energy's operation, Lincolnway Energy is exposed to various market risks. The primary market risks arise as a result of possible changes in interest rates and certain commodity prices.

Interest Rate Risk

Lincolnway Energy has various outstanding loan agreements and promissory notes that expose Lincolnway Energy to market risk related to changes in the interest rate imposed under those loan agreements and promissory notes.

Lincolnway Energy has loan agreements and/or promissory notes with the following entities, and with the principal balance and interest rates indicated:

Lender	Principal Balance As of September 30, 2012	Rate
Farm Credit - revolving credit loan	$ 200,000	3.46 %
Farm Credit - revolving term loan	3,237,000	3.71 %
IA Department of Transportation	238,021	2.11 %
	$ 3,675,021	

The interest rate under the IA. Department of Transportation loan agreement is fixed at the interest rate specified above. The interest rate on the Farm Credit revolving credit loan is a variable interest rate loan based on the one-month LIBOR index rate plus 3.25%, adjusting weekly. The interest rate on the Farm Credit revolving term loan is a variable interest rate based on the one-month LIBOR index plus 3.50%, adjusted weekly.

Lincolnway Energy does not anticipate any material increase in interest rates during 2013.

Commodity Price Risk

Lincolnway Energy is also exposed to market risk with respect to the price of ethanol, Lincolnway Energy's principal product, and the price and availability of corn, the principal commodity used by Lincolnway Energy to produce ethanol, and coal. The other primary product of Lincolnway Energy is distiller's grains, and Lincolnway Energy is also subject to market risk with respect to the price for distillers grains. The prices for ethanol, distillers' grains, corn and coal are volatile, and Lincolnway Energy will experience market conditions where the prices Lincolnway Energy receives for its ethanol and distillers' grains are declining, but the price Lincolnway Energy pays for its corn, coal and other inputs is increasing. Lincolnway Energy's results will therefore vary substantially over time, and include the possibility of losses, which could be substantial.

In general, rising ethanol and distillers grains prices result in higher profit margins, and therefore represent favorable market conditions. Lincolnway Energy is, however, subject to various material risks related to its production of ethanol and distillers' grains and the price for ethanol and distillers' grains. For example, ethanol and distillers grains prices are influenced by various factors beyond the control of Lincolnway Energy's management, including the supply and demand for gasoline, the availability of substitutes and the effect of laws and regulations.

In general, rising corn prices result in lower profit margins and, accordingly, represent unfavorable market conditions. Lincolnway Energy will generally not be able to pass along increased corn costs to its ethanol customers. Lincolnway Energy is subject to various material risks related to the availability and price of corn, many of which are beyond the control of Lincolnway Energy. For example, the availability and price of corn is subject to wide fluctuations due to various unpredictable factors which are beyond the control of Lincolnway Energy's management, including weather conditions, crop yields, farmer planting decisions, governmental policies with respect to agriculture and local, regional, national and international trade, demand and supply.

If Lincolnway Energy's corn costs were to increase $.10 cents per bushel from one year to the next, the impact on cost of goods sold would be approximately $1.98 million for the year.

Lincolnway Energy's average corn costs for the fiscal years ended September 30, 2012, 2011 and 2010 were, respectively, approximately $6.62 per bushel, $6.34 per bushel and $3.59 per bushel.

During the fiscal year ended September 30, 2012, corn prices based on the Chicago Mercantile Exchange daily futures data ranged from a low of $5.50 per bushel in June 2012 to a high of $8.49 per bushel in August 2012. The corn prices based on the Chicago Mercantile Exchange daily futures data during the fiscal year ended September 30, 2011 ranged from a low of $4.65 per bushel to a high of $7.87 per bushel.

The average price Lincolnway Energy received for its ethanol during the fiscal year ended September 30, 2012 was approximately $2.29 per gallon, as compared to $2.45 per gallon and $1.72 during, respectively, the fiscal years ended September 30, 2011 and 2010.

During the fiscal year ended September 30, 2012, ethanol prices based on the Chicago Mercantile Exchange daily futures data ranged from a low of $1.975 per gallon in June 2012 to a high of $2.79 per gallon in November 2011. The ethanol price based on the Chicago Mercantile Exchange daily futures data during the fiscal year ended September 30, 2011, ranged from a low of $1.90 per gallon in September 2010, to a high of $3.07 in July 2011.

Lincolnway Energy may from time to time take various cash, futures, options or other positions with respect to its corn and ethanol needs in an attempt to minimize or reduce Lincolnway Energy's price risks related to corn and ethanol. Those activities are, however, also subject to various material risks, including that price movements in the cash and futures corn and ethanol markets are highly volatile and influenced by many factors and occurrences that are beyond the control of Lincolnway Energy.

Although Lincolnway Energy intends that its futures and option positions accomplish an economic hedge against Lincolnway Energy's future purchases of corn or future sales of ethanol, Lincolnway Energy has chosen not to use hedge accounting for those positions, which would match the gain or loss on the positions to the specific commodity purchase being hedged. Lincolnway Energy is instead using fair value accounting for the positions, which generally means that as the current market price of the positions changes, the realized or unrealized gains and losses are immediately recognized in Lincolnway Energy's costs of goods sold in the statement of operations for corn positions or as a component of revenue in the statement of operations for ethanol positions. The immediate recognition of gains and losses on those positions can cause net income to be volatile from quarter to quarter due to the timing of the change in value of the positions relative to the cost and use of the commodity being hedged. For example, Lincolnway Energy's corn position gain and (loss) that was included in its earnings for the fiscal year ended September 30, 2012 was a loss of $1,000,438, as opposed to a loss of $2,990,263 for the fiscal year ended September 30, 2011, and as opposed to a gain of $1,453,950 for the fiscal year ended September 30, 2010. Lincolnway Energy's ethanol position gain and (loss) that was included in its earnings for the fiscal year ended September 30, 2012 was a loss of $7,308, as compared to a loss of $1,126,667 for the fiscal year ended September 30, 2011, and as opposed to a loss of $1,438,563 for the fiscal year ended September 30, 2010.

The extent to which Lincolnway Energy may enter into arrangements with respect to its ethanol or corn during the year may vary substantially from time to time based upon a number of factors, including supply and demand factors affecting the needs of customers to purchase ethanol or suppliers to sell Lincolnway Energy raw materials on a fixed price basis, and Lincolnway Energy's views as to future market trends, seasonal factors and the cost of future contracts.

Another important raw material for the production of Lincolnway Energy's ethanol is coal. Lincolnway Energy's cost per ton for coal under its current coal supply agreement is subject to various fixed and periodic adjustments based on factors which are outside of the control of Lincolnway Energy's management. The factors include changes in certain inflation type indices, increases in transportation costs and the quality of the coal. Lincolnway Energy's coal costs will therefore vary, and the variations could be material. Coal costs represented approximately 4.4% of Lincolnway Energy's total cost of goods sold for the fiscal year ended September 30, 2012, compared to, respectively, 4.3% and 6% for the 2011 and 2010 fiscal years.

DIRECTORS AND EXECUTIVE OFFICERS

The directors and executive officers of Lincolnway Energy as of the date of the posting of this annual report on Lincolnway Energy's website were as follows:

Name	Age	Position(s)
Jeff Taylor	46	Director and Chairman
Kurt Olson	56	Director and Vice Chairman
Richard Johnson	77	Director and Secretary
Terrill Wycoff	70	Director and Treasurer
Timothy Fevold	52	Director
William Couser	58	Director
James Hill	67	Director
Rick Vaughan	53	Director
Brian Conrad	51	Director
Kim Supercynski	50	Chief Financial Officer and Interim President and Chief Executive Officer

Jeff Taylor. Jeff Taylor has been a director of Lincolnway Energy since Lincolnway Energy was organized in May, 2004. His current term as a director will end at the annual meeting of the members which will be held in 2014. Mr. Taylor served as the vice president/vice chairman of Lincolnway Energy from the time Lincolnway Energy was organized in May, 2004 until April, 2008. Mr. Taylor has served as the chairman of Lincolnway Energy since May, 2008. Mr. Taylor has been self-employed as a farmer since 1988, and he owns and operates farms in Story County, Iowa. Mr. Taylor received a Bachelor of Science degree from Iowa State University in farm operations and agricultural studies. He is also serving as president of the Gilbert Education Foundation Board. He has served on the board since 2008 and has been serving as president since 2010. Mr. Taylor provides, among other things, agriculture and management background and experience to the directors. An agricultural background provides, among other things, experience that is useful to the directors in connection with analyzing issues related to corn and distillers' grain. Mr. Taylor also completed board member and chairman certification from the Iowa Institute of Cooperatives.

Kurt Olson. Kurt Olson has been a director of Lincolnway Energy since July 27, 2007, and his current term as a director will end at the annual meeting of the members which is held in 2013. Mr. Olson served as the secretary of Lincolnway Energy from May, 2008 until February, 2011. He has served as the Vice Chairman of Lincolnway Energy since March 1, 2011. Mr. Olson graduated in 1978 from Iowa State University in ag-economics and has been actively involved in business operations and management of real estate in central Iowa for over 28 years. Mr. Olson was employed with Litchfield Realty Company from 1987 to 2003. He served as the president of Litchfield Realty and its subsidiaries, AgServ Company and FarmLand Real Estate and Management, LC. The business of AgServ Company included a grain elevator, an agronomy supplier, a feed manufacturer and a soybean seed processor. In 2003, Mr. Olson purchased Farmland Real Estate and Management, LC. Farmland Real Estate and Management, LC markets crop insurance and manages farmland. Mr. Olson provides, among other things, agricultural, real estate and farm management background and experience to the directors.

Richard Johnson. Richard Johnson has been a director of Lincolnway Energy since July 27, 2007, and his current term as a director will end at the annual meeting of the members that will be held in 2013. He has served as the secretary of Lincolnway Energy since March, 2011. Richard was a self-employed certified public accountant from 2003 until his retirement in 2009. He has served as a director of a bank holding company, Ogden Bancshares, since 2006, and as a director of one of its subsidiaries, Ames Community Bank, since 2009. He served as a director of another Ogden Bancshares subsidiary, Vision Bank of Iowa, from 2006 until April, 2010. He also served as a director of EMC National Life Insurance Company (EMCNL) from 2003 until May, 2010. Richard has been a director and the treasurer of Petroleum Marketers Management Insurance Company (PMMIC) since 2000. Richard serves as chairman of the Capital/Shareholder Committee of Ogden Bancshares and is chairman of the audit committee for PMMIC. Richard served as the audit committee chair of EMCNL from 2003 until May, 2010, and as a member of the audit committee of Vision Bank of Iowa from 2006 until April, 2010. He also served as the elected auditor of the State of Iowa from 1979 to 2003.

Richard completed a six year term on December 31, 2006 as a trustee of the Financial Accounting Foundation, which is the board that oversees and provides board member selection and funding of the national Accounting Standards Boards. Richard served as a member of the Iowa Accountancy Examining Board from January 2003 to May 2009. The Accountancy Board licenses and regulates certified public accountants and accounting practitioners in the State of Iowa. Richard brings, among other things, financial accounting experience, including audit committee experience, and outside board and association experience to the directors.

Brian Conrad. Brian Conrad has been a director of Lincolnway Energy since Lincolnway Energy was organized in May, 2004. His current term as a director will end at the annual meeting of the members which will be held in 2014. Mr. Conrad served as the vice chairman of Lincolnway Energy from May, 2008 until February, 2011. Mr. Conrad has been employed with Exelon Wind as Manager, Business Development since December 2010 and is involved in the development and acquisition of wind projects. Prior to Exelon Wind, Mr. Conrad was employed with John Deere Credit from 1988 until December, 2010. He held various positions with John Deere Credit, including credit operations, and sales and marketing. His last position with John Deere Credit was Business Development Manager for the Western U.S. for John Deere Wind Energy. On December 10, 2010 Exelon Corporation purchased John Deere Wind Energy. Mr. Conrad has an undergraduate degree in economics and business administration and a Masters in Business Administration. Mr. Conrad provides, among other things, background and experience in sales, financing and acquisitions to the directors.

Terrill Wycoff. Terry Wycoff has been a director of Lincolnway Energy since Lincolnway Energy was organized in May, 2004. His current term as a director will end at the annual meeting of the members which will be held in 2015. Terry has also served as the treasurer of Lincolnway Energy since Lincolnway Energy was organized in May, 2004. Terry retired on March 31, 2012 from his employment at First National Bank, Ames, Iowa after 50 years of service. Terry's last position with First National Bank was Executive Vice President. He still serves as a member of the board of directors of First National Bank. Terry adds, among other things, background and experience in banking and finance to the directors.

Timothy Fevold. Tim Fevold has been a director of Lincolnway Energy since Lincolnway Energy was organized in May, 2004. His current term as a director will end at the annual meeting of the members which will be held in 2014. Mr. Fevold served as the secretary of Lincolnway Energy from the time Lincolnway Energy was organized in May, 2004 until April, 2008. He is currently chairman of Lincolnway Energy's Nominating and Company Governance Committee, and he also serves on the Audit Committee. Mr. Fevold has been employed by Hertz Farm Management, based in Nevada, Iowa, since 1982, and is an accredited farm manager. He represents absentee landowners throughout Central Iowa. Mr. Fevold has also been licensed as a real estate broker in Iowa since 1987. Mr. Fevold brings, among other things, agriculture, real estate and farm management background and experience to the directors.

William Couser. Bill Couser has been a director of Lincolnway Energy since Lincolnway Energy was organized in May, 2004. His current term as a director will end at the annual meeting of the members which will be held in 2015. Mr. Couser was the chairman of Lincolnway Energy from the time Lincolnway Energy was organized in May, 2004 until April, 2008. He also served as the interim president and chief executive officer of Lincolnway Energy from May, 2004 until July 13, 2005. Mr. Couser has served as a director of Iowa Renewable Fuels Association for the past eight years, and he served as the president of the Iowa Renewable Fuels Association from January, 2004 to December, 2010. He is also serving as a director of the Iowa Cattlemen's Association and Iowa Institute for Coops. He has served as director on those boards for the past five years. Mr. Couser has been self-employed as a farmer since 1977. His farming operations include row crops and cattle. Mr. Couser brings, among other things, agricultural and management background and experience to the directors. Mr. Couser also brings outside board and affiliations background and experience to the directors, including in the ethanol industry as noted above.

James Hill. Mr. Hill has been a director of Lincolnway Energy since Lincolnway Energy was organized in May, 2004. His current term as a director will end at the annual meeting of the members which will be held in 2013. Following graduation from college, Mr. Hill worked in management at Northwestern Bell Telephone Company in various capacities in Minnesota. In 1969, he returned to the family farming and cattle feeding operation in Iowa. While farming and feeding cattle, Mr. Hill became involved in cattle industry organizations, and he has served as chairman of the Iowa Beef Industry Council and president of the Iowa Cattlemen's Association. He also served as president of the board of directors of the Ellsworth-Williams Coop during its merger with Prairie Land Coop. He has also served as an advisory council member for Farm Credit Services of America since approximately 1994. Mr. Hill brings, among other things, agricultural, management and outside board and industry association background and experience to the directors.

Rick Vaughan. Rick Vaughan has been a director of Lincolnway Energy since Lincolnway Energy was organized in May, 2004. His current term as a director will end at the annual meeting of the members that will be held in 2015. Rick served as the General Manager of Prairie Land Cooperative from February 1995 until August 2011. Prairie Land Cooperative merged with Innovative Ag Services on September 1, 2011. He became Co-CEO of Innovative Ag Services on September 1, 2011 and CEO in December 2012. Innovative Ag Services is a farm supply business serving producers in grain marketing and services, agronomy products and services, feed manufacturing, diesel fuel and propane products and services. Mr. Vaughan brings, among other things, agricultural, cooperative, management and marketing experience and background to the directors.

Kim Supercynski. Ms. Supercynski has served as the chief financial officer of Lincolnway Energy since October 2005. Kim was appointed to serve as Lincolnway Energy's interim president and chief executive officer effective as of November 9, 2012 and until a new president and chief executive officer is identified and retained by Lincolnway Energy. She served as the corporate controller for Garst Seed Company, located in Slater, Iowa, from approximately February 1996 to October 2005. Her responsibilities in that capacity included overseeing the accounting department. Garst Seed Company is an affiliate of Syngenta, Inc., which is a large international company that sells, markets and produces agricultural seed. Prior to working at Garst Seed Company. Kim was a controller for a third party administrator for employee benefit plans. She also has six years of experience working in public accounting. Kim is a certified public accountant and a certified treasury professional.

Rick Brehm was with Lincolnway Energy from May 17, 2005 until November 9, 2012. Rick first served as the general manager, and then served as president and chief executive officer from July 13, 2005 until November 9, 2012.

Number and Term of Directors and Officers

The number of directors for Lincolnway Energy was fixed at 9 as of the date of the posting of this annual report on Lincolnway Energy's website. Each of Lincolnway Energy's directors is elected to a three year term and until his or her successor is elected. The terms of the directors are staggered, so that three of the directors' terms expire in one year, three expire the next year, and three expire the following year.

The officers of Lincolnway Energy are elected annually by the directors at its annual meeting, and hold office until the next annual meeting of the directors and until their respective successors are chosen. Any officer may be removed by the directors at any time, with or without cause, subject to any employment agreement as may exist between Lincolnway Energy and any officer. Lincolnway Energy did not have any written employment agreements with any officer as of the date of the posting of this annual report on Lincolnway Energy's website.

Significant Employees

Lincolnway Energy currently has three employees who Lincolnway Energy expects to make a significant contribution to its business, in addition to Lincolnway Energy's executive officers identified above. Those employees are Kristine Strum, David Sommerlot and Owen Shunkwiler. Lincolnway Energy does not have a written employment agreement with any of those employees.

Kristine Strum. Ms. Strum has served as the controller for Lincolnway Energy since December 12, 2005. She was employed as a controller by Iowa Newspapers, Inc., in Ames, Iowa, from August, 1989 to December, 2005. Iowa Newspapers, Inc. is a newspaper publishing company. Ms. Strum is 46.

David Sommerlot. Mr. Sommerlot has been Lincolnway Energy's plant manager since September 8, 2009. He was employed by Cargill, Inc. from 1976 to July 1985, working at Cargill, Inc.'s Iowa Protein Products Soy Specialties facility in Cedar Rapids, Iowa. He was transferred by Cargill, Inc. in July of 1985 to Bloomington, Illinois, where he served as the plant superintendent of Cargill, Inc.'s soy crushing facility. He was transferred again in September 1994 to Des Moines, Iowa, where he served as the plant superintendent for Cargill, Inc.'s oil processing facility until March 2009. Mr. Sommerlot is 58.

Owen Shunkwiler. Mr. Shunkwiler was retained as Lincolnway Energy's Director of Grains on October 22, 2012. He will manage Lincolnway Energy's in-house corn origination. He was employed by Cargill, Inc. from 1979 to 1994 as a country elevator location manager in Montana and Nebraska. He moved to Sioux City, Iowa to serve as the general manager of the Sioux City Livestock Market from 1994 to 1996. He served as location manager for Archer Daniels Midland from 1997 until February 2002 in Iowa and Texas. He was employed by Poet in February 2002 as general manager of the dry mill ethanol plant until August 2011. Mr. Shunkwiler was a search consultant with Hedlin Ag Enterprises from March 2012 to October 2012. Mr. Shunkwiler is 56.

MARKET FOR UNITS, RELATED MEMBER MATTERS AND LINCOLNWAY ENERGY PURCHASES OF UNITS

Lincolnway Energy is authorized to issue an unlimited number of units, but member approval is required in order to issue more than 45,608 units. Lincolnway Energy had 42,049 outstanding units as of November 30, 2012, which were held of record by 959 different members. The determination of the number of members is based upon the number of record holders of the units as reflected in Lincolnway Energy's internal unit records.

Lincolnway Energy did not issue any units during the fiscal year ended September 30, 2012.

Lincolnway Energy's units are not listed on any exchange, and there is no public trading market for Lincolnway Energy's units. An investment in Lincolnway Energy's units is not a liquid investment because the second amended and restated operating agreement of Lincolnway Energy establishes various conditions on the issuance of additional units and various restrictions on the sale, assignment or other transfer of units.

The second amended and restated operating agreement of Lincolnway Energy provides that the board of Lincolnway Energy may not issue any units for a consideration or value of less than $500 per unit or issue more than an aggregate of 45,608 units, without the vote of the members, except that the directors of Lincolnway Energy may effectuate a split of the outstanding units into a lesser or greater number of units, based upon a uniform multiple, without the vote of the members. In that event, the $500 amount and the 45,608 amount shall also be increased or decreased in accordance with the multiple that was utilized in the split of the units. The second amended and restated operating agreement also provides that Lincolnway Energy may not issue any units to any director or officer of Lincolnway Energy in their capacity as such, without the vote of the members. The necessary vote in any of the circumstances described in this paragraph is the vote of the members holding at least a majority of the outstanding units represented at a meeting at which a quorum of the members is present. The members holding at least 25% of the outstanding units constitute a quorum at any meeting of the members.

The second amended and restated operating agreement of Lincolnway Energy also provides that no member shall, directly or indirectly, own, hold or control more than 49% of the outstanding units at any time, unless the member exceeds that percentage by reason of Lincolnway Energy purchasing units. The second amended and restated operating agreement provides that for this purpose a member will be deemed to indirectly own, hold and control all units which are owned by the member's spouse or any of the member's parents or minor children and by any entity of which any one or more of the member or any of those relatives owns at least 10% of the outstanding voting equity of the entity.

The second amended and restated operating agreement of Lincolnway Energy also establishes restrictions on the sale, assignment or other transfer of units.

The second amended and restated operating agreement provides that a member may not sell, transfer, assign or otherwise dispose of or convey any units, whether voluntarily or involuntarily, or grant a security interest in any units, except in compliance with the second amended and restated operating agreement and also only with the prior written approval of the board of Lincolnway Energy and in compliance and accordance with the policies and procedures as may be adopted from time to time by the board. The board is authorized to adopt and implement those policies and procedures for any reasonable purpose, as determined by the board. A reasonable purpose includes prohibiting, restricting, limiting, delaying or placing conditions on any assignment of units which, alone or together with any other past or anticipated assignments, would or might reasonably be determined to:

- Violate or cause Lincolnway Energy to violate or to otherwise be in noncompliance with any law, rule, regulation or order, including any securities law, rule, regulation or order;
- Cause Lincolnway Energy to be taxed as a corporation for tax purposes, including by reason of Section 7704 of the Internal Revenue Code of 1986;
- Result in the termination of Lincolnway Energy or Lincolnway Energy's tax year for tax purposes, including under Section 708 of the Internal Revenue Code of 1986, or cause the application to Lincolnway Energy of Sections 168(g)(1)(B) or 168(h) of the Internal Revenue Code of 1986 or similar or analogous rules;
- Violate any term or condition of the second amended and restated operating agreement, including the 49% ownership limitation noted above;

- Violate or cause Lincolnway Energy to violate or to otherwise be in noncompliance with any law, rule, regulation or order applicable to Lincolnway Energy's selection or use of its then current fiscal year, including Section 444 of the Internal Revenue Code of 1986;

- Require Lincolnway Energy to become licensed, registered or regulated as an investment company, a broker-dealer or any other form of regulated entity under any law, rule, regulation or order; or

- Create or result in any fractional units.

The policies and procedures adopted by the board regarding the assignment of units are referred to as the unit assignment policy. Lincolnway Energy's current unit assignment policy mirrors the terms of the second amended and restated operating agreement and provides that all assignments require the prior approval of the board, and that the board may prohibit, restrict, limit, delay or place conditions on any assignment which might have any of the effects described in the preceding subparagraphs. Several of those potential effects could be applicable to Lincolnway Energy at any given time.

One example that will be applicable to Lincolnway Energy on an ongoing basis arises from the fact that Lincolnway Energy is taxable as a partnership for income tax purposes. There are various statutes and regulations that Lincolnway Energy must comply with in order to maintain that tax classification. One applicable statute and related regulation is Section 7704 of the Internal Revenue Code of 1986 and Section 1.7704-1 of the Treasury Regulations. Section 7704 provides, in general, that a partnership which becomes a publicly traded partnership under Section 7704 will be taxed as a corporation. Section 7704 provides that a publicly traded partnership is a partnership whose interests either are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent. Section 1.7704-1 sets forth some rules for making a determination of whether a partnership is readily tradable on a secondary market or the substantial equivalent for that purpose, and establishes some specified processes and procedures as "safe harbors" under the publicly traded partnership rules. The safe harbors include a limited matching service and a limited repurchase option.

The general rule under the publicly traded partnership rules is that no more than 2% of a partnership's outstanding units may be transferred during any taxable year, unless the partnership has established one of the safe harbors that are available under the publicly traded partnership rules. As noted above, the safe harbors include a limited matching service and a limited repurchase option. If one or both of those processes have been established, a partnership may permit the transfer of up to an aggregate of 10% of the partnership's outstanding units during any taxable year, so long as no more than 2% of the transfers occur outside of the matching service or the repurchase option and all of the other transfers are made in accordance with the terms of the matching service or the repurchase option.

Lincolnway Energy has established a qualified matching service on Lincolnway Energy's website, and the second amended and restated operating agreement of Lincolnway Energy includes a repurchase provision that complies with the safe harbor for a repurchase option under the publicly traded partnership rules. There are numerous conditions and requirements in both the qualified matching service and the repurchase option, so neither provides any significant liquidity for Lincolnway Energy's units. Also, Lincolnway Energy has no obligation to purchase any units under the repurchase provisions in the second amended and restated operating agreement.

Lincolnway Energy has not made any repurchases of its units pursuant to the repurchase provisions set forth in the second amended and restated operating agreement.

There have been some sales of units pursuant to Lincolnway Energy's qualified matching service. The purchase price and other terms of any transactions pursuant to Lincolnway Energy's qualified matching service are negotiated and established solely by the seller and the buyer. Lincolnway Energy does not endorse or recommend any sale of units and is not responsible for the fairness of the purchase price paid in any transactions made pursuant to the qualified matching service, or for the payment or other terms of any transaction. Lincolnway Energy therefore does not represent or guarantee in any way that any of the prices paid pursuant to the qualified matching service are fair or accurately reflect the value of Lincolnway Energy's units, and Lincolnway Energy does not endorse or recommend any sales of units at any of the prices listed by a member in the qualified matching service or on the same or similar terms.

The publicly traded partnership rules exclude some types of transfers from the 2% and 10% limitations. As an example, a gift of units by a member to certain family members of the member is not counted towards the 2% and 10% limitations.

Another example of a transfer limitation that currently will be applicable to Lincolnway Energy on an ongoing basis arises from the fact that Lincolnway Energy has elected to utilize a September 30 fiscal year end. Given that fact, no more than 5% of Lincolnway Energy's units can be owned by pass-through type entities, such as Subchapter S corporations, limited liability companies or partnerships. At the time of the posting of this annual report on Lincolnway Energy's website, Lincolnway Energy was at the 5% maximum amount, so no transfers of any units to a pass-through type entity were permitted.

The second amended and restated operating agreement and the unit assignment policy both contemplate that a member desiring to assign any units must present Lincolnway Energy with a unit assignment application and any other information requested by the board. The board is not required to act on a unit assignment application until the next regularly scheduled meeting of the board which follows the date on which Lincolnway Energy receives the completed and executed unit assignment application.

An assignment of a unit which is approved by the board will be effective for all purposes, including for purposes of allocations and distributions, only as of the date determined by the board, but the date must be within 32 days of the date of the approval of the assignment by the board. Lincolnway Energy believes that approach is necessary in order to provide a uniform effective date for assignments of units.

The unit assignment policy also provides that Lincolnway Energy may require the assigning member or the assignee to provide a legal opinion to Lincolnway Energy regarding the assignment, and that Lincolnway Energy may require that Lincolnway Energy be paid or reimbursed for all of its fees, costs and expenses incurred in connection with any assignment, including legal and accounting fees.

As of the date of the posting of this annual report on Lincolnway Energy's website, Lincolnway Energy did not have any equity compensation plans (including any individual equity compensation arrangements) in place for any directors, officers, employees or other persons.

As of the date of the posting of this annual report on Lincolnway Energy's website, Lincolnway Energy had no plans to, and had not agreed to register any of its units under any federal or state securities laws.

There were no outstanding warrants, options or other rights to purchase any units of Lincolnway Energy as of the date of the posting of this annual report on Lincolnway Energy's website, and there were no outstanding securities which were convertible or exchangeable into or for any units of Lincolnway Energy. Lincolnway Energy's units are not convertible into any other securities.

The payment of distributions to members by Lincolnway Energy is within the discretion of the board of Lincolnway Energy, and there is no assurance of any distributions from Lincolnway Energy. The payment of distributions is also subject to Lincolnway Energy's compliance with the various covenants and requirements of Lincolnway Energy's credit and loan agreements, and it is possible that those covenants and requirements will at times prevent Lincolnway Energy from paying a distribution to its members.

Lincolnway Energy has declared six distributions since Lincolnway Energy was organized in May 2004. The first distribution was declared in November 2006 and was in the amount of $150 per unit, resulting in an aggregate distribution of $6,428,850. The second distribution was declared in May 2007, and was in the amount of $200 per unit, resulting in an aggregate distribution of $8,409,800. The third distribution was declared in November 2007, and was in the amount of $125 per unit, resulting in an aggregate distribution of $5,256,125. The fourth distribution was declared in May 2008, and was in the amount of $75 per unit, resulting in an aggregate distribution of $3,153,675. The fifth distribution was declared in February 2010, and was in the amount of $50 per unit, resulting in an aggregate distribution of $2,102,450. The sixth distribution was declared in February 2012, and was in the amount of $25 per unit, resulting in an aggregate distribution of $1,051,225.

Lincolnway Energy does not contemplate being able to establish a definite or regular distribution policy or history because the determination of whether a distribution can or should be made by Lincolnway Energy will need to be made by the board of Lincolnway Energy based upon the then existing facts and circumstances of Lincolnway Energy, which could change materially from time to time. For example, although a distribution was declared in November of both 2006 and 2007 and in May of both 2007 and 2008, the board of Lincolnway Energy determined that no distribution should be made by Lincolnway Energy during November 2008, May 2009 or in November 2009, given the generally unfavorable economic outlook and the prevailing conditions in the ethanol industry. As noted above, Lincolnway Energy did declare a distribution in February of 2010 and February 2012, but both of those distributions were at a lower per unit amount than the prior distributions by Lincolnway Energy. Also, no distribution was declared in November of 2010, in February or November of 2011, or in November 2012.

Although no firm decision has been made, it is possible that no, or perhaps reduced, distributions will be declared and paid by Lincolnway Energy during the fiscal year ending September 30, 2013.

None of Lincolnway Energy's units were purchased by or on behalf of Lincolnway Energy or any affiliated purchaser (as defined in Rule 10b-18(a)(3) of the Securities Exchange Act of 1934) of Lincolnway Energy during the fiscal year ended September 30, 2012. As of the date of the posting of this annual report on Lincolnway Energy's website, Lincolnway Energy did not have any publicly announced plans or programs with respect to purchases of its units.

PERFORMANCE GRAPH

The following graphs compare the cumulative total return on units of Lincolnway Energy with the cumulative total return of the NASDAQ Market Index, an SIC Code Index (SIC Code 2860-Industrial Organic Chemicals), and a peer group index selected by Lincolnway Energy, each over the period from September 30, 2007 through September 30, 2012. The graphs also include information for the peer group index that was utilized by Lincolnway Energy in its performance graphs in the 2011 Annual Report to the members. The graphs assume the investment of $100 on September 30, 2007 and the reinvestment of any dividends. The graphs, and the data for the graphs, were prepared and compiled by Zacks Investment Research, Inc.


Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
September 2012
160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
2007
2008
2009
2010
2011
2012
Lincolnway Energy, LLC
SIC Code Index
NASDAQ Market Index
New Peer Group Index
Old Peer Group Index

	2007	2008	2009	2010	2011	2012
Lincolnway Energy, LLC	100.00	53.24	31.95	42.60	26.62	26.98
SIC Code Index	100.00	54.60	62.50	95.06	106.79	144.82
NASDAQ Market Index	100.00	78.08	80.06	90.26	92.97	121.45
New Peer Group Index	100.00	17.31	13.02	23.55	14.00	9.53
Old Peer Group Index	100.00	18.78	13.46	23.11	15.01	9.66

The SIC Code Index is based on SIC Code 2860--Industrial Organic Chemicals, which includes companies such as Green Plains Renewable Energy, Inc.; Cardinal Ethanol LLC; Panda Ethanol, Inc.; Biofuel Energy Corp.; Pacific Ethanol, Inc. and Westlake Chemical Corp.

The peer group selected by Lincolnway Energy is comprised of Biofuel Energy Corp; Green Plains Renewable Energy, Inc. and Pacific Ethanol, Inc. The peer group utilized by Lincolnway Energy for the performance graphs included in the 2011 Annual Report to the members was Aventine Renewable Energy, Inc., Green Plains Renewable Energy, Inc. and Pacific Ethanol, Inc. Performance information with respect to that peer group is also provided above as the "Old Peer Group Index." Biofuel Energy Corp. was utilized as part of the peer group for the above performance graphs for this annual report instead of Aventine Renewable Energy, Inc. because of a significant decrease in the trading of the stock as told to us by Zacks SEC Compliance Group.

The period for the above graph is September 30, 2007 through September 30, 2012.

Lincolnway Energy's units are not listed on any exchange and are not publicly traded. The pricing information for Lincolnway Energy's units was based upon the limited transactions that occurred pursuant to the unit matching service that is made available on Lincolnway Energy's website during the period of September, 2007 through September 30, 2012. The per unit sales prices for those months varied from a low of $425 to a high of $4,175. The amount of $480 was utilized for September, 2012 for purposes of preparing the graph, which amount is the weighted average of the transactions that occurred during September, 2012, with 40 units having been sold for $450 per unit, 30 units having been sold for $485 per unit and 50 units having been sold at $500 per unit. The unit matching service is not a public trading market and has numerous conditions and limitations.

The application of the SEC's requirements for the performance graph to Lincolnway Energy's specific facts and circumstances is, therefore, difficult. In any event, past performance is not necessarily indicative of future performance or results.

AVAILABILITY OF OTHER INFORMATION

Lincolnway Energy will provide to a member, upon the written request of the member, a copy of Lincolnway Energy's annual report on Form 10-K for the fiscal year ended September 30, 2012. The annual report on Form 10-K will be provided without charge. Members should direct any such written request to Lincolnway Energy at the following address:

Lincolnway Energy, LLC
59511 W. Lincoln Highway
Nevada, Iowa 50201

The request should be directed to the attention of Jeff Taylor, Chairman of Lincolnway Energy, or to the attention of Kim Supercynski, Chief Financial Officer of Lincolnway Energy.

FINANCIAL STATEMENTS

The following pages are financial statements of Lincolnway Energy with respect to the fiscal years ended September 30, 2011 and September 30, 2012.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members
Lincolnway Energy, LLC

We have audited the accompanying balance sheets of Lincolnway Energy, LLC as of September 30, 2012 and 2011, and the related statements of operations, members' equity, and cash flows for each of the three years in the period ended September 30, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lincolnway Energy, LLC as of September 30 , 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended September 30 , 2012, in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey LLP

Des Moines, Iowa
December 21, 2012

Lincolnway Energy, LLC

Balance Sheets
September 30, 2012 and 2011

	2012	2011
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	**$ 151,824**	$ 34,135
Derivative financial instruments (Notes 9 and 10)	**71,978**	520,045
Trade and other accounts receivable (Note 8)	**9,276,324**	8,041,523
Inventories (Note 3)	**5,922,936**	6,350,544
Prepaid expenses and other	**325,361**	328,881
Total current assets	**15,748,423**	15,275,128
PROPERTY AND EQUIPMENT		
Land and land improvements	**6,949,062**	7,633,650
Buildings and improvements	**1,604,305**	1,604,305
Plant and process equipment	**79,580,097**	76,014,786
Construction in progress	**21,226**	2,562,694
Office furniture and equipment	**405,188**	407,725
	88,559,878	88,223,160
Accumulated depreciation	**(51,313,592)**	(43,529,798)
	37,246,286	44,693,362
OTHER ASSETS		
Restricted cash (Note 6)	**351,000**	351,000
Financing costs, net of amortization of $305,384 and $252,070	**166,577**	219,891
Deposit	**298,350**	476,437
Investments	**190,488**	182,970
	1,006,415	1,230,298
	$ 54,001,124	$ 61,198,788

See Notes to Financial Statements.

Lincolnway Energy, LLC

Balance Sheets (Continued)
September 30, 2012 and 2011

	2012	2011
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 1,018,976	$ 1,359,836
Accounts payable, related party (Note 7)	829,067	1,179,981
Current maturities of long-term debt (Note 5)	50,968	1,452,409
Current settlement payable, related party (Note 7)	425,000	—
Revolving credit loan (Note 4)	200,000	—
Accrued expenses	896,744	879,232
Total current liabilities	3,420,755	4,871,458
NONCURRENT LIABILITIES		
Long-term debt, less current maturities (Note 5)	3,424,053	2,738,021
Settlement payable, net of current amount, related party (Note 7)	1,275,000	—
Other	450,000	450,000
Total noncurrent liabilities	5,149,053	3,188,021
COMMITMENTS AND CONTINGENCY (Notes 6, 8 and 12)		
MEMBERS' EQUITY (Note 2)		
Member contributions, 42,049 units issued and outstanding	38,990,105	38,990,105
Retained earnings	6,441,211	14,149,204
	45,431,316	53,139,309
	$ 54,001,124	$ 61,198,788

Lincolnway Energy, LLC

Statements of Operations
Years Ended September 30, 2012, 2011 and 2010

	2012	2011	2010
Revenues (Notes 1 and 8)	**$ 169,567,374**	$ 173,951,126	$ 114,373,268
Cost of goods sold (Notes 7 and 8)	**171,827,633**	169,817,362	106,744,081
Gross profit (loss)	**(2,260,259)**	4,133,764	7,629,187
General and administrative expenses	**2,955,565**	2,649,796	2,440,390
(Gain) loss on sale or disposal of property and equipment (Note 13)	**(489,664)**	—	—
Contract settlement fee (Note 7)	**1,700,000**	—	—
Operating income (loss)	**(6,426,160)**	1,483,968	5,188,797
Other income (expense):			
Interest income	**6,957**	9,542	25,019
Interest expense	**(237,565)**	(593,461)	(851,358)
	(230,608)	(583,919)	(826,339)
Net income (loss)	**$ (6,656,768)**	$ 900,049	$ 4,362,458
Weighted average units outstanding	**42,049**	42,049	42,049
Net income (loss) per unit - basic and diluted	**$ (158.31)**	$ 21.40	$ 103.75

See Notes to Financial Statements.

Lincolnway Energy, LLC

Statements of Members' Equity
Years Ended September 30, 2012, 2011 and 2010

	Member Contributions	Retained Earnings	Total
Balance, September 30, 2009	$ 38,990,105	$ 10,989,147	$ 49,979,252
Distributions ($50 per unit)	—	(2,102,450)	(2,102,450)
Net income	—	4,362,458	4,362,458
Balance, September 30, 2010	38,990,105	13,249,155	52,239,260
Net income	—	900,049	900,049
Balance, September 30, 2011	38,990,105	14,149,204	53,139,309
Distributions ($25 per unit)	—	(1,051,225)	(1,051,225)
Net loss	—	(6,656,768)	(6,656,768)
Balance, September 30, 2012	**$ 38,990,105**	**$ 6,441,211**	**$ 45,431,316**

See Notes to Financial Statements.

Lincolnway Energy, LLC

Statements of Cash Flows
Years Ended September 30, 2012, 2011 and 2010

	2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$ (6,656,768)	$ 900,049	$ 4,362,458
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	7,850,854	8,232,529	8,378,554
(Gain) loss on sale or disposal of property and equipment	(489,664)	62,696	573
Contract settlement fee	1,700,000	—	—
Changes in working capital components:			
Trade and other accounts receivable	(1,234,801)	(2,161,480)	(2,107,860)
Inventories	427,608	(2,399,465)	(1,465,707)
Prepaid expenses and other	3,520	(30,244)	(101,590)
Deposits	178,087	(476,437)	151,036
Accounts payable	(340,860)	86,760	173,278
Accounts payable, related party	(350,914)	719,023	162,425
Accrued expenses	17,512	(172,428)	31,435
Derivative financial instruments	448,067	593,783	(773,402)
Net cash provided by operating activities	1,552,641	5,354,786	8,811,200
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of property and equipment	(1,041,800)	(2,870,231)	(823,612)
Proceeds from sale of property	1,181,000	—	—
Purchase of investments	(7,518)	(12,877)	(24,118)
Net cash provided by (used in) investing activities	131,682	(2,883,108)	(847,730)
CASH FLOWS FROM FINANCING ACTIVITIES			
Member distributions	(1,051,225)	—	(2,102,450)
Proceeds from revolving credit loan	9,137,000	—	—
Payments on revolving credit loan	(8,937,000)	—	—
Proceeds from long-term borrowings	24,170,000	1,000,000	—
Payments on long-term borrowings	(24,885,409)	(6,295,653)	(8,827,857)
Net cash (used in) financing activities	(1,566,634)	(5,295,653)	(10,930,307)
Net increase (decrease) in cash and cash equivalents	117,689	(2,823,975)	(2,966,837)
CASH AND CASH EQUIVALENTS			
Beginning	34,135	2,858,110	5,824,947
Ending	$ 151,824	$ 34,135	$ 2,858,110

(Continued)

Lincolnway Energy, LLC

Statements of Cash Flows (Continued)
Years Ended September 30, 2012, 2011 and 2010

	2012	2011	2010
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid for interest including capitalized interest 2012 none; 2011 $42,073; 2010 none	$ **231,132**	$ 645,013	$ 838,191
SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES			
Construction in progress included in accounts payable	$ —	$ 184,776	$ 37,805
Construction in progress included in accrued expenses	$ —	$ 69,228	$ 2,688

See Notes to Financial Statements.

Lincolnway Energy, LLC
Notes to Financial Statements

Note 1. Nature of Business and Significant Accounting Policies

Principal business activity: Lincolnway Energy, LLC (the Company), located in Nevada, Iowa, was formed in May 2004 to pool investors to build a 50 million gallon annual production dry mill corn-based ethanol plant. The Company began making sales on May 30, 2006 and became operational during the quarter ended June 30, 2006. The Company is directly influenced by commodity markets and the agricultural and energy industries and, accordingly, its results of operations and financial condition may be significantly affected by cyclical market trends and the regulatory, political and economic conditions in these industries.

A summary of significant accounting policies follows:

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of credit risk: The Company's cash balances are maintained in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Cash and cash equivalents: For the purposes of reporting the statement of cash flows, the Company includes as cash equivalents all cash accounts and highly liquid debt instruments which are not subject to withdrawal restrictions or penalties. Certificates of deposit are considered investments as all have been purchased with maturities in excess of ninety days. Although the Company maintains its cash accounts in one bank, the Company believes it is not exposed to any significant credit risk on cash and cash equivalents. The Company has repurchase agreements with one bank, which totaled approximately $175,469 at September 30, 2012. In accordance with the terms of the repurchase agreements, the Company does not take possession of the related securities. The Company's agreements also contain provisions to ensure that the market value of the underlying assets remain sufficient to protect the Company in the event of default by the banks by requiring that the underlying securities have a total market value of at least 100% of the bank's total obligations under the agreements.

Trade accounts receivable: Trade accounts receivable are recorded at original invoice amounts less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering customers financial condition, credit history and current economic conditions. Receivables are written off when deemed uncollectible. Recoveries of receivables written off are recorded when received. A receivable is considered past due if any portion of the receivable is outstanding more than 90 days.

Inventories: Inventories are stated at the lower of cost or market using the first-in, first-out method. In the valuation of inventories and purchase and sale commitments, market is based on current replacement values except that it does not exceed net realizable values and is not less than net realizable values reduced by allowances for approximate normal profit margin.

Financing costs: Financing costs are recorded at cost and include expenditures directly related to securing debt financing. The Company is amortizing these costs using the effective interest method over the term of the agreement. The financing costs are included in interest expense on the statement of operations.

Property and equipment: Property and equipment is stated at cost. Construction in progress is comprised of costs related to the projects that are not completed. Depreciation is computed using the straight-line method over the following estimated useful lives:

	Years
Land improvements	20
Buildings and improvements	40
Plant and process equipment	5 – 20
Office furniture and equipment	3 – 7

Maintenance and repairs are expensed as incurred; major improvements and betterments are capitalized.

Investments: The Company has investments in financial service cooperatives. These investments are carried at cost including allocated retained earnings of the cooperatives.

Derivative financial instruments: The Company enters into derivative contracts to hedge the Company's exposure to price risk related to forecasted corn needs, forward corn purchase contracts and ethanol sales. The Company does not typically enter into derivative instruments other than for hedging purposes. All the derivative contracts are recognized on the balance sheet at their fair market value. Although the Company believes its derivative positions are economic hedges, none have been designated as a hedge for accounting purposes. Accordingly, any realized or unrealized gain or loss related to corn derivatives is recorded in the statement of operations as a component of cost of goods sold. Any realized or unrealized gain or loss related to ethanol derivative instruments is recorded in the statement of operations as a component of revenue. The Company reports all contracts with the same counter party on a net basis on the balance sheet.

Deposit: The Internal Revenue Service (under Section 7519) requires partnerships that elect a fiscal year over a calendar year to make a deposit each year. The deposit is 25% of annual taxable net income, multiplied by the tax rate of 36% for the reporting fiscal year.

Revenue recognition: Revenue from the sale of the Company's ethanol and distillers grains is recognized at the time title and all risks of ownership transfer to the customers. This generally occurs upon the loading of the product. For ethanol, title passes at the time the product crosses the loading flange in either a railcar or truck. For distiller's grain, title passes upon the loading into trucks. For railcar shipments, this takes place when the railcar is filled and the marketer receives written notice that they have been loaded and are available for billing. Shipping and handling costs incurred by the Company for the sale of ethanol and distiller's grain are included in costs of goods sold. Commissions for the marketing and sale of ethanol and distiller grains are included in costs of goods sold.

Revenue by product is as follows:
(Excludes hedging activity)

(In thousands)	**2012**	2011	2010
Ethanol	**$ 126,440**	$ 139,536	$ 94,612
Distiller's Grain	**38,564**	31,716	19,434
Other	**4,570**	3,826	1,766

Income taxes: The Company is organized as a partnership for federal and state income tax purposes and generally does not incur income taxes. Instead, the Company's earnings and losses are included in the income tax returns of the members. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements. Management has evaluated the Company's material tax positions and determined there were no uncertain tax positions that require adjustment to the financial statements. The Company does not currently anticipate significant changes in its uncertain tax positions over the next 12 months. Generally, the Company remains subject to income tax examinations by U.S. federal or state tax authorities for fiscal years 2009 and thereafter.

Earnings per unit: Basic and diluted earnings per unit have been computed on the basis of the weighted average number of units outstanding during each period presented.

Fair value of financial instruments: The carrying amounts of cash and cash equivalents, derivative financial instruments, trade accounts receivable, accounts payable and accrued expenses approximate fair value. The carrying amount of long-term debt approximates fair value because the interest rates are based on current rates offered to the Company for debt with similar terms and maturities.

Reclassification: Certain amounts in the 2011 balance sheet have been reclassified to be consistent with their 2012 presentation with no effect on net income.

Note 2. Members' Equity

The Company was formed on May 19, 2004. It was initially capitalized by the issuance of 1,924 membership units totaling $962,000 to the founding members of the Company. The Company has one class of membership units. A majority of the Board of Directors owns a membership interest in the Company. The Company is authorized to issue up to 45,608 membership units without member approval.

Income and losses are allocated to all members based on their pro rata ownership interest. All unit transfers are effective the last day of the month. Units may be issued or transferred only to persons eligible to be members of the Company and only in compliance with the provisions of the operating agreement.

The Company is organized as an Iowa limited liability company. Members' liability is limited as specified in the Company's operating agreement and pursuant to the Iowa Limited Liability Company Act. The duration of the Company shall be perpetual unless dissolved as provided in the operating agreement.

Note 3. Inventories

Inventories consist of the following as of September 30, 2012 and 2011:

	2012	2011
Raw materials, including corn, coal, chemicals and supplies	**$ 2,048,130**	$ 3,956,604
Work in process	**1,432,257**	1,303,654
Ethanol and distillers grain	**2,442,549**	1,090,286
Total	**$ 5,922,936**	$ 6,350,544

For the years ended September 30, 2012 and 2011, the Company recognized a reserve and resulting loss of $368,000 and none, respectively, for a lower of cost or market inventory adjustment.

Note 4. Revolving Credit Loan

The Company entered into a new master loan agreement with a financial institution on August 20, 2012. One of the supplements of the agreement is a monitored revolving credit loan for up to $10,000,000. The amount available and outstanding under the loan cannot exceed the borrowing base as calculated per the agreement (approximately $9,400,000 as of September 30, 2012). The purpose of the loan is to finance inventory and receivables. The Company will pay interest monthly on the unpaid balance at a variable rate (adjusted on a weekly basis) based upon the one-month LIBOR index rate plus 3.25%. The Company will also pay a commitment fee on the average daily unused portion of the loan at the rate of .30% per annum, payable monthly. The term of the loan will expire, and the Company must pay all unpaid principal amounts outstanding under the loan, on July 1, 2013. The loan is secured by substantially all assets of the Company and subject to certain financial and nonfinancial covenants as defined in the master loan agreement. There was a balance of $200,000 outstanding as of September 30, 2012.

Note 5. Long-Term Debt

Long-term debt consists of the following as of September 30, 2012 and 2011

	2012	2011
Construction term loan. (A)	$ —	$ 1,500,000
Construction/revolving term loan. (B)	—	1,000,000
Revolving term loan. (C)	3,237,000	—
Note payable to contractor, unsecured, interest-only quarterly payments at 4% due through maturity date of December 2011.	—	1,250,000
Note payable to Iowa Department of Economic Development. (D)	—	152,500
Note payable to Iowa Department of Transportation. (E)	238,021	287,930
	3,475,021	4,190,430
Less current maturities	(50,968)	(1,452,409)
	$ 3,424,053	$ 2,738,021

Maturities of long-term debt as of September 30, 2012 are as follows:

Years ending September 30:	
2013	$ 50,968
2014	52,049
2015	53,153
2016	54,280
2017	3,264,571
	$ 3,475,021

(A) The Company had a construction and term loan with a financial institution. Borrowings under the term loan included a variable interest rate based on the one-month LIBOR index rate plus 3.30%. The rate was reset automatically without notice to the Company, on the first "US Banking Day" of each succeeding week, and each change was applicable to all outstanding balances as of that date. The agreement required 30 principal payments of $1,250,000 per quarter commencing in December 2006 through March 2013. The agreement required the maintenance of certain financial and nonfinancial covenants. Borrowings under this agreement were collateralized by substantially all of the Company's assets. On August 20, 2012, the $1,500,000 balance remaining on this loan was consolidated under the revolving term loan, described in (C) below, and this construction term loan was closed.

(B) The Company had a $10,000,000 construction/revolving term credit facility with a financial institution which would expire on September 1, 2016. Borrowings under the credit facility agreement included a variable interest rate based on the one-month LIBOR index rate plus 3.30%. The rate was reset automatically without notice to the Company, on the first "US Banking Day" of each succeeding week, and each change was applicable to all outstanding balances as of that date. Borrowings were subject to borrowing base restrictions as defined in the agreement. The credit facility and revolving credit agreement required the maintenance of certain financial and nonfinancial covenants. Borrowings under this agreement were collateralized by substantially all of the Company's assets. This credit facility was replaced with the revolving term loan, described in (C) below.

(C) The Company entered into a new master loan agreement with a financial institution on August 20, 2012. One of the supplements of the agreement is a revolving term loan available for up to $5,000,000. The revolving term loan is to be used to provide working capital and to consolidate under the revolving term loan the remaining $1,500,000 that is outstanding under the construction term loan (A). The Company will pay interest on the unpaid balance at a variable interest rate (adjusted on a weekly basis) based upon the one-month LIBOR index rate plus 3.50%. The Company will also pay a commitment fee on the average daily unused portion of the loan at the rate of .60% per annum, payable monthly. The loan is secured by substantially all assets of the Company and subject to certain financial and nonfinancial covenants as defined in the master loan agreement. The term of the loan will expire, and the Company must pay all unpaid principal amounts outstanding under the revolving term loan, on June 1, 2017.

(D) The Company also had a $300,000 loan agreement with the Iowa Department of Economic Development (IDED). The $300,000 loan was noninterest-bearing and due in monthly payments of $2,500 beginning December 2006 and a final payment of $152,500 due November 2011. Borrowings under this agreement were collateralized by substantially all of the Company's assets and subordinate to the above financial institution debt and construction and revolving loan/credit agreements included in (A) and (B). On October 5, 2011, the final payment of $152,500 was made by the Company.

(E) The Company entered into a $500,000 loan agreement with the Iowa Department of Transportation (IDOT) in February 2005. The proceeds were disbursed upon submission of paid invoices. Interest at 2.11% began accruing on January 1, 2007. Principal payments will be due semiannually through July 2016. The loan is secured by all rail track material constructed as part of the plant construction. The debt is subordinate to the above financial institution debt and construction and revolving loan/credit agreements included in (C) and Note 4.

Note 6. Lease Commitments

The Company entered into a lease agreement with an unrelated third party to lease 90 hopper rail cars for the purpose of transporting distiller's grain. The five-year term of the lease commenced March 2006 and ended March 2011. On March 26, 2011 the Company extended this lease with a rider. The rider calls for monthly payments of $56,700 plus applicable taxes. There was also an additional usage rental of 2.5 cents per mile for each car that exceeds 30,000 miles. The amendment that was made to the lease agreement on June 19, 2007, allowed the Company to purchase a certificate of deposit for $351,000 in lieu of the letter of credit that was required as partial security for the Company's obligation under the lease. The Company has classified this certificate of deposit as restricted cash in other assets. The lease term on the rider is for three years commencing March 2011 and expiring March 2014. In conjunction with a change in the Company's ethanol marketer, on September 21, 2009, the Company was assigned a lease that was previously between the Company's previous ethanol marketer and an unrelated third party. The lease includes 100 tank rail cars for the purpose of transporting ethanol. The lease calls for monthly payments of $52,500 plus applicable taxes, beginning October 1, 2009. There is also an additional usage rental of 3 cents per mile for each car that exceeds 35,000 miles. The lease has an expiration date of September 2016.

On February 2, 2010, the Company entered into a lease agreement with an unrelated third party to lease an additional 30 ethanol tank rail cars. The one-year term of the lease ended on February 2011. On March 8, 2011 the Company extended this lease with two riders for 15 railcars each. Each rider calls for monthly payments of $9,750 plus applicable taxes. There was also an additional usage rental of 3 cents per mile for each car that exceeds 30,000 miles. The lease term on the riders is for three years commencing March 2011 and expiring March 2014.

The Company also leases office equipment and other equipment under operating leases that will expire at various dates through June 2015.

Approximate minimum lease payments under these operating leases for future years are as follows:

Years ending Sept 30:	
2013	$ 1,594,000
2014	1,075,000
2015	635,000
2016	630,000
2017	—
	$ 3,934,000

Rent expense under the above operating leases totaled approximately, $1,890,000, $1,745,000 and $1,597,000 for the years ended September 30, 2012, 2011 and 2010, respectively.

Note 7. Related-Party Transactions

The Company has an agreement with the Heart of Iowa Coop (HOIC), dba Key Cooperative, a member of the Company, to provide 100% of the requirement of corn for use in the operation of the ethanol plant. The agreement became effective when the Company began accepting corn for the use at the ethanol plant in May 2006 and will continue for a period of 20 years. The Company pays a handling fee of $.0675 per bushel of corn. If the Company chooses to buy corn that is not elevated by HOIC, and is inside a 60-mile radius of Nevada, Iowa, the Company will be required to pay HOIC $.04 per bushel of corn, outside a 60-mile radius, $.03 per bushel of corn. The agreement may be terminated before the end of the term by providing six months' notice of termination and paying the other party $2,000,000, reduced by $50,000 for each completed year of the agreement. The amount is payable over four years with interest at the prime rate on the date of termination. The Company purchased corn totaling $128,490,494, $127,764,206 and $71,804,446 for the years ended September 30, 2012, 2011 and 2010, respectively.

As of September 30, 2012, the Company has a corn cash forward contract with HOIC amounting to 588,585 bushels, for a commitment of approximately $4,343,755 and several basis forward contracts representing 1,350,000 bushels of corn. The contracts mature on various dates through December 2012. The Company also has made miscellaneous purchases from HOIC amounting to $200,610, $84,739 and $96,392 for the years ended September 30, 2012, 2011 and 2010, respectively. The 2012 purchases include $117,562 in grain storage fees. As of September 30, 2012 and 2011 the amount due to HOIC is $829,067 and $1,179,981, respectively.

On April 10, 2012, the Company delivered notice to HOIC to terminate the Amended and Restated Grain Handling Agreement they hold with HOIC. The termination of the agreement will be effective January 10, 2013. The Company will begin to originate corn in house at the time of termination. The Company recorded a termination cost of $1,700,000 as required under the agreement, which was expensed for the quarter ending June 30, 2012. Payments of $425,000 will be made annually over a four year period with interest at the prime rate on the date of termination.

The Company is also purchasing propane and anhydrous ammonia from Innovative Ag Services (IAS), a member of the Company. Total purchases for the years ended September 30, 2012, 2011 and 2010 were $170,878, $16,402 and $21,714, respectively.

Note 8. Commitments and Major Customer and Subsequent Event

On September 25, 2009, the Company entered into an agreement with an unrelated entity. The agreement became effective on October 1, 2009. The unrelated entity is responsible for marketing and purchasing all of the ethanol produced by the company. For the years ended September 30, 2012, 2011 and 2010, the Company has expensed $690,664, $712,258 and $695,945, under this agreement for marketing fees, respectively. Revenues with this customer were $126,439,534, $139,535,766 and $94,611,865 for the years ended September 30, 2012, 2011 and 2010, respectively. Trade accounts receivable of $6,778,356 and $6,129,247 was due from the customer as of September 30, 2012 and 2011 respectively. As of September 30, 2012, the Company has ethanol sales commitments with the unrelated entity of 5,380,000 gallons through December 2012. The sales price is approximately 10 cents under the monthly average OPIS-Chicago index price.

Subsequent to year end, the Company and unrelated party mutually agreed to terminate the ethanol marketing agreement effective December 31, 2012.

The Company has entered into an agreement with an unrelated entity for marketing, selling and distributing the distiller's grain as of October 1, 2007. For the years ended September 30, 2012, 2011 and 2010, the Company has expensed marketing fees of $628,349, $535,226 and $295,353, respectively, under this agreement. Revenues with this customer were $38,564,213, $31,715,564 and $19,434,064 for the years ended September 30, 2012, 2011 and 2010, respectively. Trade accounts receivable of $2,064,496 and $1,083,695 was due from the customer as of September 30, 2012 and 2011, respectively. As of September 30, 2012, the Company has distiller's grain sales commitments with the unrelated entity of 4,385 tons for a total sales commitment of approximately $1,176,418 less marketing fees.

The Company has an agreement with an unrelated party to provide the coal supply for the ethanol plant. The agreement includes the purchase of coal at a cost per ton and a transportation cost per ton as defined in the agreement. The cost is subject to price adjustments on a monthly basis. If the Company fails to purchase the minimum number of tons of coal for the calendar year , the Company shall pay an amount per ton multiplied by the difference of the minimum requirement and actual quantity purchased. That agreement expired as of January 1, 2008. On October 1, 2007 the Company entered into an amended agreement to the original coal supply agreement. The term of the agreement has been extended from the original expiration date to January 1, 2013. The same minimum purchase commitment is required from the Company as the previous agreement. The calendar year 2012 has a remaining estimated purchase commitment totaling approximately $89,702. For the years ended September 30, 2012, 2011 and 2010, the Company has purchased coal of $7,217,257, $7,001,676 and $5,989,438 respectively.

The Company has entered into a variable contract with a supplier of denaturant. The variable contract is for a minimum purchase of 216,000 gallons at the average of the OPIS Conway In-Well Natural Gasoline High and Low prices for the full calendar month of date of loading plus $0.1875 per net gallon. The term of the contract is from October 1, 2012 through December 31, 2012. The estimated future purchase commitment on this contract is approximately $470,297.

Note 9. Risk Management

The Company's activities expose it to a variety of market risks, including the effects of changes in commodity prices. These financial exposures are monitored and managed by the Company as an integral part of its overall risk management program. The Company's risk management program focuses on the unpredictability of commodity markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results.

The Company maintains a risk management strategy that uses derivative instruments to minimize significant, unanticipated earnings fluctuations caused by market fluctuations. The Company's specific goal is to protect the Company from large moves in the commodity costs.

To reduce price risk caused by market fluctuations, the Company generally follows a policy of using exchange-traded futures and options contracts to minimize its net position of merchandisable agricultural commodity inventories and forward purchases and sales contracts. Exchange traded futures and options contracts are designated as non-hedge derivatives and are valued at market price with changes in market price recorded in operating income through cost of goods sold for corn derivatives and through revenue for ethanol derivatives.

Derivatives not designated as hedging instruments as of September 30, 2012 and 2011 are as follows:

	2012	2011
Derivative assets	**$ 134,050**	$ 292,375
Cash held by (due to) broker	**(62,072)**	227,670
Total	$ **71,978**	$ 520,045

The effects on operating income from derivative activities is as follows for the years ending September 30, are as follows:

	2012	2011	2010
Increase (decrease) in revenue due to derivatives related to ethanol sales:			
Realized	$ (7,308)	$ (2,655,034)	$ 45,434
Unrealized	—	1,528,367	(1,483,997)
Total effect on revenue	(7,308)	(1,126,667)	(1,438,563)
(Increase) decrease in cost of goods sold due to derivatives related to corn costs:			
Realized	(1,134,488)	(2,946,138)	604,475
Unrealized	134,050	(44,125)	849,475
Total effect on cost of goods sold	(1,000,438)	(2,990,263)	1,453,950
Total (decrease) increase to operating income due to derivative activities	$ (1,007,746)	$ (4,116,930)	$ 15,387

Unrealized gains and losses on forward contracts, in which delivery has not occurred, are deemed "normal purchases and normal sales", and therefore are not marked to market in the Company's financial statements, but are subject to a lower of cost or market assessment.

Note 10. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market-corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 Valuations for assets and liabilities traded in active markets from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third-party pricing services for identical or similar assets or liabilities.

Level 3 Valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

A description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy, is set forth below. These valuation methodologies were applied to all of the Company's financial assets and financial liabilities carried at fair value.

Derivative financial instruments: Commodity futures and exchange-traded commodity options contracts are reported at fair value utilizing Level 1 inputs. For these contracts, the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes and live trading levels from the CME and NYMEX markets. The fair value measurements consider observable data that may include dealer quotes and live trading levels from the over-the-counter markets.

The following table summarizes the financial liabilities measured at fair value on a recurring basis as of September 30, 2012 and 2011, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	2012			
	Total	**Level 1**	**Level 2**	**Level 3**
Assets, derivative financial instruments	**$ 134,050**	**$ 134,050**	**$ —**	**$ —**

	2011			
	Total	Level 1	Level 2	Level 3
Assets, derivative financial instruments	$ 292,375	$ 292,375	$ —	$ —

Note 11. Employee Benefit Plan

The Company adopted a 401(k) plan covering substantially all employees effective February 1, 2006. The Company provides matching contributions of 50% for up to 6% of employee compensation. Company contributions and plan expenses for the years ended September 30, 2012, 2011 and 2010 totaled $72,360, $65,495 and $69,069, respectively.

Note 12. Contingency

In May 2010, a lawsuit was filed against the Company and approximately twenty other ethanol plants, design firms and equipment manufacturers by an unrelated party claiming the Company's operation of the corn oil extraction system is infringing at least one patent. The plaintiff seeks injunctive relief, an award of damages with interest and any other remedies available under certain patent statutes or otherwise under law. The Company is currently defending the lawsuit with legal counsel and has asserted various defenses including that it does not infringe and, further, that the patents are invalid. The Company is unable to determine at this time if the lawsuit will have a material adverse affect on the Company.

Note 13. Sale of Property

On October 5, 2011, the Company completed the sale of a land parcel adjacent to its primary site for a sales price of $1,181,000. A gain of $496,098 was recognized for the sale of property for the year ended September 30, 2012.